File No. 82-5215

㊅ 松井証券

ネットストック

03 MAR 12 AM 7:21

March 10, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03007628

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

SUPPL

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Semi-Annual Securities Report Including Interim Financial Statements under Japanese GAAP for the first half of fiscal 2002 ended September 30, 2002
2. Consolidated Financial Summary under Japanese GAAP for the Nine Months Ended December 31, 2002
3. Report as to Acquisition of Its Own Shares by the Company in February 2003

If you have any further questions or requests for additional information please do not hesitate to contact Shinichi UZAWA at 011-813-3281-3119 (telephone), 011-813-3281-1985 (facsimile) or s-uzawa@matsui.co.jp (E-mail).

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Very truly yours,

Matsui Securities Co., Ltd.

By T. Takagi
Name: Toshihiro Takagi
Title: Executive Director

dlw 3/28

File No. 82-5215

(Summary translation)

Semi-Annual Securities Report Including Interim Financial Statements Under Japanese GAAP For the First Half of Fiscal 2002 Ended September 30, 2002

Matsui Securities Co., Ltd.

1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Filed to the Director of the Kanto Local Finance Bureau

On December 20, 2002

Information on the Company

Part 1 An Outlook for the Company's Status

1 Major Business Indices

(1) Consolidated Business Indices

		Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2001	Year ended March 31, 2002
Operating revenues	(Millions of Yen)	6,094	6,977	8,081	12,785
Net operating revenues	(Millions of Yen)	5,490	6,404	—	11,435
Ordinary income	(Millions of Yen)	2,024	1,648	3,001	3,939
Net income	(Millions of Yen)	912	588	1,549	1,870
Shareholders' equity	(Millions of Yen)	29,980	31,328	9,400	31,124
Total assets	(Millions of Yen)	148,339	198,161	208,021	187,606
Shareholders' equity per share	(Yen)	342.20	357.58	258.90	355.25
Earnings per share	(Yen)	14.10	6.71	114.77	24.56
Fully diluted earnings per share	(Yen)	13.82	6.59	—	24.11
Shareholders' equity ratio	(%)	20.2	15.8	7.7	16.6
Cash flows from operating activities	(Millions of Yen)	(15,579)	(3,305)	1,490	(12,211)
Cash flows from investing activities	(Millions of Yen)	(796)	(1,752)	65	(1,667)
Cash flows from financing activities	(Millions of Yen)	19,099	(20)	417	18,543
Cash and cash equivalent at end of period	(Millions of Yen)	5,530	2,394	2,807	7,472
Number of employees [Average temporary staff]		206 [47]	180 [42]	153 [66]	194 [45]

(2) Non-Consolidated Business Indices

		Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2001	Year ended March 31, 2002
Operating revenues (Commissions)	(Millions of Yen)	6,094 (4,875)	6,977 (5,365)	8,081 (6,677)	12,785 (10,215)
Net Operating revenues	(Millions of Yen)	5,490	6,404	—	11,435
Ordinary income	(Millions of Yen)	2,014	1,642	2,989	3,921
Net Income	(Millions of Yen)	907	585	1,543	1,859
Shareholders' equity	(Millions of Yen)	11,381	11,381	634	11,381
Number of shares outstanding	(Thousands of shares)	87,611	87,611	36,309	87,611
Shareholders' equity	(Millions of Yen)	29,947	31,287	9,373	31,086
Total assets	(Millions of Yen)	148,299	198,117	207,990	187,560
Shareholders' equity per share	(Yen)	341.82	357.11	258.14	354.82
Net income per share	(Yen)	14.01	6.68	114.26	24.42
Fully diluted earnings per share	(Yen)	13.74	6.56	—	23.98
Annual dividends per share (Interim dividends per share)	(Yen)	0.00	0.00	Old shares 3.00 New shares 0.18	3.19
Shareholders' equity ratio	(%)	20.2	15.8	7.7	16.6
Capital adequacy ratio	(%)	1,092.7	732.0	302.1	843.4
Number of employees [Average temporary staff]		206 [47]	180 [42]	153 [66]	194 [45]

Notes: Annual dividends per share for the year ended March 31, 2001 for the stock which had been newly issued on March 11, 2001 are calculated based on the period outstanding. "Old shares" on the table are existing shares at the issuance and "New Shares" are newly issued shares.

2 Business of the Company's Group

There have not been significant changes in the business of the Company's group in the six months ended September 30, 2002. There have not been significant changes in the business of the Company's major affiliates for the six months ended September 30, 2002 neither.

3 Affiliated Companies

There have not been changes in the combination of the affiliate companies in the six months ended September 30, 2002.

4 Employees

(1) Consolidated Company

The Company and its consolidated company employ 180 employees and 42 temporary employees.

(2) Non-consolidated Company

The Company employs 180 employees and 42 temporary employees.

(3) Employees' union

The Company has been keeping good relationship with the Matsui Securities CO., Ltd. Employees' Union.

Part 2 An Outlook for the Company's business

1 An Outlook for the Company's Business Results

Translation omitted.

2 Problems and Challenges to the Company's Business

There have not been significant changes in the problems and challenges to the Company's group (the Company and its affiliate companies) in the six months ended September 30, 2002.

3 Significant Contracts for the Company's Business

The Company has been contracting with Daiwa Institute of Research Ltd. to outsource back-office operations, which has been terminated on May 2002 on the basis of mutural agreement dated January 31, 2002.

The Company has been contracting with Fiosys Corporation (former Fitech, Inc.) on the development and support for the online trading system since October 1998.

The Company entered into a contract dated May 2, 2002 with Japan Future Information Technology and Systems Co., Ltd on the Information processing, and also with TradeOne Systems Co., Ltd. on the back-office operations.

4 Research and Development

No relevant items.

Part 3 Equipment

1 Major Equipment

There have not been significant changes in the Company's equipment in the six months ended September 30, 2002.

2 Plans to purchase or dispose equipment

There have not been significant changes for the six months ended September 30, 2002 concerning the plans as of March 31, 2002 to purchase or dispose equipment.

There have not been any plans newly introduced in the six months ended September 30, 2002.

Part 4 Corporate Profiles

1 Number of Shares

(1) Total Number of Shares

① Total Number of Shares Authorized

	Total Number of Shares Authorized
Common Stock	350,000,000
Total	350,000,000

② Total Number of Shares Outstanding

	As of September 30, 2002 (End of First Half of Fiscal 2002)	As of December 20, 2002 (Date of Filing)	Stock Exchanges Listed	Notes
Common Stock	87,611,080	87,611,080	Tokyo Stock Exchange (First Section)	—
Total	87,611,080	87,611,080	—	—

(2) New-Share Purchase Rights

Special resolution of general shareholders' meeting (June 16, 2002)		
	As of September 30, 2002	As of November 30, 2002 (Last day of the month prior to the month of filing)
Number of new-share purchase rights	4,010	3,960
Stocks on which the new-share purchase rights will be executed	Common Stocks	Common Stocks
Number of shares of new-share purchase rights	401,000	396,000
Total value of payment	672,076,000 Yen	663,696,000 Yen
Period of exercise of rights	From July 15, 2005 to July 14, 2010	
Price of issuance and amount to be capitalized as common stocks	Price of Issuance: 1,676 Yen Value to be capitalized as common stocks: 838 Yen	
Conditions of execution	Detailed conditions are given in the stock option contracts	
Restrictions on assignment of rights	Assignments of rights require the approval of board of directors	

Special resolution of general shareholders' meeting (January 29, 2001)		
	As of September 30, 2002	As of November 30, 2002 (Last day of the month prior to the month of filing)
Number of new-share purchase rights	—	—
Stocks on which the new-share purchase rights will be executed	Common Stocks	Common Stocks
Number of shares of new-share purchase rights	665,802	662,260
Total value of payment	73,238,220	72,848,600
Period of exercise of rights	From February 1, 2003 to January 31, 2006	
Price of issuance and amount to be capitalized as common stocks	Price of Issuance: 110 Yen Value to be capitalized as common stocks: 55 Yen	
Conditions of execution	Detailed conditions are given in the stock option contracts	
Restrictions on assignment of rights	They must not be assigned, collateralized nor bequeathed to the third party	

Special resolution of general shareholders' meeting (June 1, 2001)		
	As of September 30, 2002	As of November 30, 2002 (Last day of the month prior to the month of filing)
Number of new-share purchase rights	—	—
Stocks on which the new-share purchase rights will be executed	Common Stocks	Common Stocks
Number of shares of new-share purchase rights	1,013,527	1,005,591
Total value of payment	132,772,037	131,732,421
Period of exercise of rights	From December 1, 2003 to January 31, 2007	
Price of issuance and amount to be capitalized as common stocks	Price of Issuance: 131 Yen Value to be capitalized as common stocks: 66 Yen	
Conditions of execution	Detailed conditions are given in the stock option contracts	
Restrictions on assignment of rights	They must not be assigned, collateralized nor bequeathed to the third party	

(3) Total Number of Outstanding shares and Common Stocks

	Change in number of shares outstanding	Number of shares outstanding at September 30, 2002	Change in capital stocks (Millions of Yen)	Outstanding balance of capital stocks (Millions of Yen)	Change in additional paid-in capital (Millions of Yen)	Outstanding balance of additional paid-in capital (Millions of Yen)
From April 1, 2002 to September 30, 2002	—	87,611,080	—	11,381	—	9,230

(4) Principle Shareholders

(As of September 30, 2002)

Name	Address	Share s owned (thousands of shares)	Percentage of shares owned to the total shares outstanding (%)
Chizuko Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	25,233	28.80
Michio Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	12,295	14.03
Shokosha Ltd.	1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan	8,130	9.28
Maruroku Ltd.	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	3,564	4.06
Japan Trustee Services Bank, Ltd. (Trust account)	1-8-11, Harumi, Chuo-ku, Tokyo, Japan	2,675	3.05
The Master Trust Bank of Japan, Ltd. (Trust account)	2-11-3, Hamamatsucho, Minato-ku, Tokyo, Japan	2,664	3.04
The UFJ Trust Bank, Ltd. (Trust account A)	1-4-3, Marunouchi, Chiyoda-ku, Tokyo, Japan	1,691	1.93
Michitaro Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463	1.67
Chiaki Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463	1.67
Yuma Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463	1.67
Total	—	60,644	69.21

(5) Voting rights

① Outstanding shares

(As of September 30, 2002)

	Number of shares	Number of voting rights
Non-voting stock	—	—
Shares with limited voting rights (Treasury stocks)	—	—
Shares with limited voting rights (Other than treasury stocks)	—	—
Shares with unlimited voting rights (Treasury stocks)	(Treasury stock) Common stock 200	—
Shares with unlimited voting rights (Other than treasury stocks)	Common stock 87,607,600	876,076
Odd lot shares	Common stock 3,280	—
Total number of shares outstanding	87,611,080	—
Total number of voting rights	—	876,076

Note: Thirty nine treasury stocks are included in the odd lot shares

② Treasury Stocks

As of September 30, 2002

Name of the owners	Address	Treasury stocks held by the Company's own name	Treasury stocks held by the name of other person's name	Total Number of shares	Percentage of the shares to the total number of outstanding shares (%)
(Treasury stocks held by the Company) Matsui Securities Co., LTd.	1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan	200	—	200	0.00
Total	—	200	—	200	0.00

2 Price of Shares

Monthly highest and lowest prices for the six months ended September 30, 2002

	April 2002	May	June	July	August	September
Highest (Yen)	1,728	1,800	1,738	1,599	1,235	1,054
Lowest (Yen)	1,585	1,531	1,502	1,210	1,000	811

Note: The highest and lowest prices of shares of the Company are those at the Tokyo Stock Exchange (First Section).

3 Executives

There have not been changes in the executives after June 17, 2002 when the Company filed its Annual Securities report for the year ended March 31, 2002.

4 Operations of Business

(1) Commissions

(Millions of Yen)

		Stocks	Bonds	Beneficiary Certificates	Others	Total
Six months ended September 30, 2001	Brokerage commissions	4,567	0	17	—	4,584
	Underwriting and selling commissions	—	—	—	—	—
	Subscription and distribution commissions	145	1	—	—	146
	Others	68	0	13	64	145
	Total	4,779	1	30	64	4,875
Six months ended September 30, 2002	Brokerage commissions	4,962	—	43	—	5,005
	Underwriting and selling commissions	12	—	—	—	12
	Subscription and distribution commissions	14	—	—	0	14
	Others	120	—	0	214	334
	Total	5,108	—	43	214	5,365
Year ended March 31, 2002	Brokerage commissions	9,489	1	54	—	9,543
	Underwriting and selling commissions	—	—	—	—	—
	Subscription and distribution commissions	157	1	—	—	157
	Others	152	0	19	342	514
	Total	9,798	2	73	342	10,215

(2) Net Gain on Trading

(Millions of Yen)

	Six months ended September 30, 2001			Six months ended September 30, 2002			Year ended March 31, 2002		
	Realized gain and loss	Evaluation gain and loss	Total	Realized gain and loss	Evaluation gain and loss	Total	Realized gain and loss	Evaluation gain and loss	Total
Stocks	19	—	19	(1)	(7)	(8)	22	—	22
Bonds and others	(1)	—	(1)	—	—	—	(1)	—	(1)
Bonds and others	(1)	—	(1)	—	—	—	(1)	—	(1)
Others	—	—	—	—	—	—	—	—	—
Total	18	—	18	(1)	(7)	(8)	22	—	22

(3) Operations of Securities Trading

1) Trading of securities excluding futures trading

① Stocks

(Thousands of shares, Millions of Yen)

	In the securities market				Out of the securities market				Total	
	Brokerage		Proprietary trading		Brokerage		Proprietary trading			
	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Six months ended September 30, 2001	5,717,898	2,561,238	22,307	20,418	141,535	96,049	8	6	(73) 5,881,748	(15) 2,677,711
Six months ended September 30, 2002	6,053,829	2,843,987	7,707	7,110	249,214	111,766	89	37	(−) 6,310,839	(−) 2,962,899
Year ended March 31, 2002	12,420,371	5,259,405	34,388	33,383	342,508	226,765	29	551	(157) 12,797,297	(37) 5,520,103

Notes: Number of shares and trade value shown in the parentheses are those of foreign securities which are also included in the numbers below each.

(Margin Trading)

(Millions of Yen)

	Brokerage		Proprietary trading		Total	
	Number of shares	Value	Number of shares	Value	Number of shares	Value
Six months ended September 30, 2001	3,491,208	1,642,845	3,518	1,097	3,494,726	1,643,942
Six months ended September 30, 2002	4,336,750	2,140,481	355	111	4,337,105	2,140,592
Year ended March 31, 2002	8,001,437	3,536,143	5,416	1,647	8,006,852	3,537,790

② Bonds

(Millions of Yen)

	Government bonds	Municipal bonds	Special bonds	Corporate bonds	Foreign bonds	Total
Six months ended September 30, 2001	125	—	—	29	—	154
Six months ended September 30, 2002	—	—	—	—	—	—
Year ended March 31, 2002	186	—	—	60	—	246

(Brokerage Trading)

(Millions of Yen)

	Government bonds	Municipal bonds	Special bonds	Corporate bonds	Foreign bonds	Total
Six months ended September 30, 2001	5	—	—	29	—	34
Six months ended September 30, 2002	—	—	—	—	—	—
Year ended March 31, 2002	5	—	—	60	—	65

③ Beneficiary Certificates

(Millions of Yen)

	Brokerage		Proprietary trading					Total
	Stock investment trust	Foreign investment trust	Stock investment trust		Bond investment trust		Foreign investment trust	
	Open type		Unit type	Open type	Unit type	Open type		
Six months ended September 30, 2001	9,741	—	—	18	—	—	—	9,759
Six months ended September 30, 2002	29,520	—	—	4	—	—	—	29,524
Year ended March 31, 2002	34,445	—	—	18	—	—	—	34,463

2) Futures Trading

① Stocks

(Millions of Yen)

	Futures Trading		Option Trading		Total
	Brokerage	Proprietary trading	Brokerage	Proprietary trading	
Six months ended September 30, 2001	—	16,205	2,440,757	1,333	2,458,295
Six months ended September 30, 2002	—	—	2,221,323	66	2,221,389
Year ended March 31, 2002	—	16,205	4,196,629	4,133	4,216,967

3) Underwriting and selling, subscription and distribution and private offering

① Stocks

(thousands of stocks, Millions of Yen)

		Underwriting		Selling		Subscription		Distribution		Private offerings	
		Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Six months ended Sep. 30, 2001	Domestic Stocks	—	—	—	—	3,024	4,241	—	—	—	—
	Foreign Stocks	—	—	—	—	—	—	—	—	—	—
Six months ended Sep. 30, 2002	Domestic Stocks	12	68	62	352	8	871	15	57	—	—
	Foreign Stocks	—	—	—	—	—	—	—	—	—	—
Year ended March 31, 2002	Domestic Stocks	—	—	—	—	3,041	4,826	—	—	—	—
	Foreign Stocks	—	—	—	—	—	—	—	—	—	—

② Bonds

(Millions of Yen)

		Underwriting	Selling	Subscription	Distribution	Private offerings
Six months ended September 30, 2001	Government bonds	—	—	120	—	—
	Municipal bonds	—	—	—	—	—
	Special bonds	—	—	—	—	—
	Corporate bonds	—	—	—	—	—
	Foreign bonds	—	—	—	—	—
	Total	—	—	120	—	—
Six months ended September 30, 2002	Government bonds	—	—	—	—	—
	Municipal bonds	—	—	—	—	—
	Special bonds	—	—	—	—	—
	Corporate bonds	—	—	—	—	—
	Foreign bonds	—	—	—	—	—
	Total	—	—	—	—	—
Year ended March 31, 2002	Government bonds	—	—	180	—	—
	Municipal bonds	—	—	—	—	—
	Special bonds	—	—	—	—	—
	Corporate bonds	—	—	—	—	—
	Foreign bonds	—	—	—	—	—
	Total	—	—	180	—	—

③ Beneficiary Certificates

(Millions of Yen)

	Underwriting	Selling	Subscription	Distribution	Private offerings
Six months ended September 30, 2001	—	—	3,511	—	—
Six months ended September 30, 2002	—	—	—	—	—
Year ended March 31, 2002	—	—	3,511	—	—

④ Others

(Millions of Yen)

		Underwriting	Selling	Subscription	Distribution	Private offerings
Six months ended September 30, 2001	Commercial Papers	—	—	—	—	—
	Foreign certificates	—	—	—	—	—
	Others	—	—	—	—	—
Six months ended September 30, 2002	Commercial Papers	—	—	—	—	—
	Foreign certificates	—	—	—	—	—
	Others	—	—	7	—	—
Year ended March 31, 2002	Commercial Papers	—	—	—	—	—
	Foreign certificates	—	—	—	—	—
	Others	—	—	—	—	—

(4) Other Operations

① Custody of Securities

		Stocks	Bonds	Beneficiary certificates	Others
As of Sep. 30, 2001	Domestic Securities	372,273 thousand shares (215,320 million Yen)	503 million Yen	Unit type 5 million units Open type: Stocks 60 million units Bonds 21,289 million units	Subscription warrant — thousand warrant Commercial paper — million Yen
	Foreign Securities	525 thousand shares (60 million Yen)	— million dollars	Corporate type — million units Contract type 8 million units (11million Yen)	Subscription warrant — thousand warrant Foreign certificates and others — million Yen
As of Sep. 30, 2002	Domestic Securities	440,346 thousand shares (206,778 million Yen)	— million Yen	Unit type — million units Open type: Stocks 6 million units Bonds — million units	Subscription warrant — thousand warrant Commercial paper — million Yen
	Foreign Securities	2 thousand shares (0 million Yen)	— million dollars	Corporate type — million units Contract type — million units (— million Yen)	Subscription warrant — thousand warrant Foreign certificates — million Yen Others 66 thousand warrant
As March 31, 2002	Domestic Securities	445,020 thousand Yen (234,143 million Yen)	— million Yen	Unit type — million units Open type: Stocks 15 million units Bonds — million units	Subscription warrant — thousand warrant Commercial paper — million Yen
	Foreign Securities	4 thousand shares (1 million Yen)	— million dollars	Corporate type — million Yen Contract type —million units (—million units)	Subscription warrant — thousand Yen Foreign certificates and others — million Yen

② Margin Trading

	Loans to customers for their margin trading and the number of shares customers bought by the loan		Number of shares the Company lends to customers and the value of these securities sold by the customers	
	Value	Number of shares	Number of shares	Value
As of September 30, 2001	57,965	131,810	29,588	15,978
As of September 30, 2002	105,908	218,449	37,935	19,415
As of March 31, 2002	84,201	203,490	47,178	21,151

(5) Capital Adequacy Ratio

(Millions of Yen)

		As of September 30, 2001	As of September 30, 2002	As of March 31, 2002
Tier I Capital	①	29,931	31,188	30,604
Tier II Capital	Net unrealized gain on investment	16	98	203
	Statutory reserves	350	614	488
	Allowance for doubtful accounts	37	19	59
	Short-term subordinate debts	500	500	500
	Total ②	903	1,233	1,250
Assets to be deducted from equity capital	③	4,116	3,582	3,075
Equity capital after deduction	①+②−③ (A)	26,718	28,839	28,779
Risk	Market risk	11	119	111
	Counter party risk	1,252	2,263	1,903
	Basic risk (The quarter of total operating expenses for the year ended the month before the last month)	1,182	1,556	1,398
	Total (B)	2,445	3,939	3,412
Capital adequacy ratio	(A)／(B)×100	1,092.7	732.0	843.4

Notes: Capital adequacy ratio as of March 31, 2002 is calculated with appropriated retained earnings being deducted from Tier I Capital while the ratio as of September 30, 2001 is calculated without such deduction. Values for September 30, 2002 are rounded down to the nearest millionth while those for September 30, 2001 and March 31, 2002 are rounded off to the nearest millionth.

Part 5 Financial Status

1 Consolidated Interim Financial Statements

(1) The consolidated interim financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998), and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974), based on the "Regulations of Consolidated Interim Financial Statements" (Ministry of Finance Ordinance No. 24, 1999) and its Article 48 and 69.

(2) The non-consolidated interim financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998), and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974), based on the "Regulations of Interim Financial Statements" (Ministry of Finance Ordinance No. 38, 1977) and its Article 38 and 57.

(3) The amounts presented in the consolidated and non-consolidated interim financial statements are rounded off to the nearest million Yen.

2 Audit Reports

The consolidated and non-consolidated interim financial statements for the six months ended September 30, 2001 and 2002 were audited by ChuoAoyama Audit Corporation based on the Article 193-2 of Japanese Securities Law.

Notice to readers:

The accompanying consolidated (interim) financial statements and non-consolidated interim financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan and the Securities and Exchanges Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

The consolidated (interim) financial statements and non-consolidated interim financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

1 Consolidated Interim Financial Statements and Others

(1) Consolidated Interim Financial Statements

① Consolidated Interim Balance Sheets

		September 30, 2001			September 30, 2002			March 31, 2002		
Item	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Assets)										
I Current assets										
Cash in hand and at banks			5,570			2,394			7,472	
Cash segregated as deposits			75,471			76,816			83,200	
Trading assets			–			148			–	
Margin account assets:			61,910			110,883			89,526	
Loans receivable from customers		57,965			105,908			84,201		
Cash deposits as collateral for securities borrowed from securities finance companies		3,945			4,974			5,324		
Receivables from customers and others			10			30			5	
Short-term guarantee deposits			457			2,154			2,245	
Others			1,023			1,458			1,386	
Allowance for doubtful accounts			(37)			(20)			(59)	
Total current assets			144,403	97.3		193,862	97.8		183,774	98.0
II Fixed assets										
1 Tangible fixed assets	1		1,049	0.7		937	0.5		1,013	0.5
2 Intangible assets			2,102	1.4		1,883	0.9		1,397	0.7
Software costs		2,050			1,844			1,352		
Others		52			39			45		
3 Investments and others			784	0.6		1,479	0.8		1,421	0.8
Investment securities		181			1,032			1,053		
Others		604			457			368		
Allowance for doubtful accounts		–			(10)			–		
Total fixed assets			3,935	2.7		4,299	2.2		3,832	2.0
Total assets			148,339	100.0		198,161	100.0		187,606	100.0

Item	Note	September 30, 2001 Millions of Yen		%	September 30, 2002 Millions of Yen		%	March 31, 2002 Millions of Yen		%
(Liabilities)										
I Current liabilities										
Net payables from pre-settlement date trades			0			128			–	
Margin account liabilities:			32,657			72,586			59,571	
Loans from securities finance companies		16,679			53,171			38,420		
Proceeds of securities sold on customers' accounts		15,978			19,415			21,151		
Payables on collateralized securities transactions:			1,000			3,758			4,735	
Cash deposits as collateral for securities loaned		1,000			3,758			4,735		
Deposits received			34,158			33,473			39,113	
Guarantee deposit received			46,310			53,275			48,535	
Suspence account for undelivered securities			3			5			2	
Short-term borrowings			782			805			512	
Accrued income taxes			937			49			1,320	
Accrued bonuses			135			105			111	
Others			855			1,039			1,373	
Total current liabilities			116,837	78.8		165,223	83.4		155,272	82.8
II Long-term liabilities										
Bond	2		500			500			500	
Long-term borrowings			159			204			78	
Accrued suverance indemnities			207			–			–	
Reserve for directors' retirement bonuses			–			291			–	
Installment purchase obligation			305			–			143	
Others			–			0			0	
Total long-term liabilities			1,171	0.8		995	0.5		721	0.4
III Statutory reserves										
Reserve for securities transactions	3		350			615			488	
Total statutory reserves			350	0.2		615	0.3		488	0.2
Total liabilities			118,358	79.8		166,833	84.2		156,482	83.4

Item	Note	September 30, 2001 Millions of Yen	%	September 30, 2002 Millions of Yen	%	March 31, 2002 Millions of Yen	%
(Shareholders' equity)							
I Common stock		11,381	7.7	–	–	11,381	6.1
II Additional paid-in capital		9,230	6.2	–	–	9,230	4.9
III Retained earnings		9,353	6.3	–	–	10,311	5.5
IV Net unrealized gain on investments		16	0.0	–	–	203	0.1
V Treasury stock		(0)	(0.0)	–	–	(0)	(0.0)
Total shareholders' equity		29,980	20.2	–	–	31,124	16.6
I Common stock		–	–	11,381	5.7	–	–
II Capital reserves		–	–	9,230	4.7	–	–
III Earned surplus		–	–	10,619	5.4	–	–
IV Net unrealized gain on investment		–	–	98	0.0	–	–
V Treasury stock		–	–	(0)	(0.0)	–	–
Total shareholders' equity		–	–	31,328	15.8	–	–
Total liabilities and shareholders' equity		148,339	100.0	198,161	100.0	187,606	100.0

② Consolidated Interim Statements of Income

		Six months ended September 30, 2001			Six months ended September 30, 2002			Year ended March 31, 2002		
Item	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
I Operating revenues										
Commissions			4,875			5,365			10,215	
Brokerage commissions		4,584			5,005			9,543		
Selling and underwriting commissions		–			12			–		
Subscription and distribution commissions		146			14			157		
Others		145			334			514		
Net gain on trading			18			(8)			22	
Interest and dividend income			1,201			1,620			2,549	
Total operating revenues			6,094	100.0		6,977	100.0		12,785	100.0
II Interest expenses			603			574			1,350	
Net operating revenues			5,490	90.1		6,404	91.8		11,435	89.4
III Selling, general and administrative expenses			3,028	49.7		4,748	68.1		7,067	55.2
Transaction related expenses		972			838			1,857		
Employees' compensation and benefits		910			906			1,874		
Occupancy and rental		396			454			799		
Data processing and office supplies		356			1,214			964		
Depreciation		322			1,264			1,437		
Duties and taxes other than income taxes		22			17			29		
Provision of allowance for doubtful account		–			–			7		
Others		48			56			100		
Operating income			2,463	40.4		1,656	23.7		4,368	34.2
IV Non-operating income			19	0.3		8	0.1		34	0.2
V Non-operating expenses			458	7.5		17	0.2		463	3.6
New-share issuance expenses		448			–			452		
Others		10			17			11		
Ordinary income			2,024	33.2		1,648	23.6		3,939	30.8

Item	Note	Six months ended September 30, 2001 Millions of Yen		%	Six months ended September 30, 2002 Millions of Yen		%	Year ended March 31, 2002 Millions of Yen		%
VI Special profits										
Net gain on settlement of retirement benefit plans		–			–			74		
Gain on sales of fixed assets		–			1			0		
Gain on sales of investment securities		0			–			0		
Reversal of allowance for doubtful accounts		18			30			–		
Recovery of write-offs		–			–			1		
Income from insurance policy		–			161			–		
Total special profits			19	0.3		192	2.8		76	0.6
VII Special losses										
Loss on sales and disposals of property and equipment		0			2			2		
Provision for statutory reserves		118			126			257		
Loss on sales of investment securities		–			–			16		
Loss on cancellation of lease contracts		0			6			1		
Retirement benefits for Company's executives		16			291			16		
Loss on disposals of software		126			–			126		
Devaluation loss on corporate golf membership and resort membership		2			–			2		
Special contributions to welfare pension plan	1	–			364			–		
Expenses for the Company's funeral service for the Company's deceased counselor		–			24			–		
Total special losses			263	4.3		813	11.7		421	3.3
Income before income taxes			1,780	29.2		1,026	14.7		3,595	28.1
Income taxes – current		939			50			2,108		
Income taxes – deferred		(72)	868	14.2	388	438	6.3	(383)	1,725	13.5
Net income			912	15.0		588	8.4		1,870	14.6

③ Consolidated Interim Statements of Retained Earnings

		Six months ended September 30, 2001		Six months ended September 30, 2002		Year ended March 31, 2002	
Item	Note	Millions of Yen		Millions of Yen		Millions of Yen	
I Beginning balance of retained earnings			8,543		–		8,543
II. Decrease in retained earnings:							
Cash dividends		41		–		41	
Bonuses to directors and corporate auditors		61		–		61	
(Bonuses to corporate auditors)		(4)	102	(–)	–	(4)	102
III Net income			912		–		1,870
IV Retained earnings at end of period			9,353		–		10,311
(Capital reserves)							
I Beginning balance of capital reserves			–		9,230		–
II Capital reserves at end of period			–		9,230		–
(Earned surplus)							
I Beginning balance of earned surplus			–		10,311		–
II Increase in earned surplus							
1 Net income		–	–	588	588	–	–
III Decrease in earned surplus							
1 Cash dividends		–	–	279	279	–	–
IV Earned surplus at end of period			–		10,619		–

④ Consolidated Interim Statements of Cash Flows

Item	Note	Six months ended September 30, 2001 Millions of Yen	Six months ended September 30, 2002 Millions of Yen	Year ended March 31, 2002 Millions of Yen
I Cash flows from operating activities				
Income before income taxes		1,780	1,026	3,595
Depreciation and amortization		322	1,264	1,437
Net change in allowance for doubtful accounts		(18)	(30)	4
Net cahnge in accrued bonuses		37	(7)	14
Net change in accrued severance indemnities		32	–	(176)
Net change in reserve for securities transactions		118	126	257
Interest and dividend income		(22)	(4)	(29)
Interest expenses		23	18	42
Interest income on margin transactions		(1,176)	(1,584)	(2,498)
Interest expenses on margin transactions		568	547	1,284
Gain on sales of equipment		–	(1)	(0)
Loss on sales and disposals of property and equipment		0	2	2
Loss on disposals of software		126	–	126
Gain on sales of investment securities		(0)	–	(0)
Loss on sales of investment securities		–	–	16
Devaluation loss on corporate golf and resort membership		–	–	2
Net change in deposits segregated for customers		(17,100)	6,511	(24,695)
Net change in trading assets		1	(148)	1
Net change in margin assets and liabilities		(19,007)	(8,342)	(19,709)
Net change in deposits received		4,830	(5,640)	9,786
Net change in cash collateral for securities loaned		–	(977)	3,735
Net change in guarantee deposits received		14,757	4,740	16,982
Others		(172)	(272)	(1,557)
Sub total		(14,902)	(2,771)	(11,381)
Interest and dividend received		24	4	33
Interest paid		(23)	(18)	(42)
Interest on margin transactions received		991	1,394	2,355
Interest on margin transactions paid		(497)	(595)	(1,217)
Income taxes paid		(1,172)	(1,320)	(1,959)
Net cash flows from operating activities		(15,579)	(3,305)	(12,211)

	Note	Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
		Millions of Yen	Millions of Yen	Millions of Yen
II Cash flows from investing activities				
Net change in time deposits		–	–	40
Payments for purchases of property and equipment		(83)	(12)	(121)
Proceeds from sales of property and equipment		–	1	0
Payments for purchases of intangible assets		(714)	(1,600)	(1,056)
Payments for purchases of investment securities		–	(149)	(548)
Proceeds from sales of investment securities		0	–	12
Proceeds from maturity and cancellation of insurance contracts		–	–	7
Others		1	8	(1)
Net cash flows from investing activities		(796)	(1,752)	(1,667)
III Cash flows from financing activities:				
Net change in short-term borrowings		–	200	(270)
Proceeds from long-term borrowings		–	300	–
Repayments of long-term borrowings		(81)	(81)	(162)
Payments for installment purchase obligation		(156)	(160)	(313)
Proceeds from issuance of new stock		19,371	–	19,324
Payments for purchase of treasury stock		–	(0)	(0)
Proceeds from sales of treasury stock		5	–	5
Dividends paid		(41)	(279)	(41)
Net cash flows from financing activities		19,099	(20)	18,543
IV Net change in cash and cash equivalent		2,723	(5,078)	4,665
V Cash and cash equivalents at beginning of period		2,807	7,472	2,807
VI Cash and cash equivalents at end of period		5,530	2,394	7,472

Significant Accounting Policies for the Consolidated Interim Financial Statements

	Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
1 Scope of consolidation	Number of Consolidated subsidiary :1 (Matsui Real Estate Co., Ltd.)	Same as the left column.	Same as the left column.
2 Application of equity method	The Company has neither unconsolidated subsidiaries nor affiliates for which an equity method is to be applied.	Same as the left column.	Same as the left column.
3 Accounting Period	The first half of fiscal 2001 of the consolidated subsidiary ends September 30, 2001 as well as the parent company.	The first half of fiscal 2002 of the consolidated subsidiary ends September 30, 2002 as well as the parent company.	The fiscal 2001 of the consolidated subsidiary ends March 31, 2002 as well as the parent company.
4 Accounting policies	(1) Valuation of significant assets (i) Valuation of trading accounts Securities, derivative transactions in trading account are recorded at fair value.	(1) Valuation of securities and derivatives (i) Securities and derivatives classified in trading assets: Securities and derivatives classified in trading assets are valued at fair value.	(1) Valuation of securities and derivatives (i) Securities and derivatives classified in trading assets: Securities and derivatives classified in trading assets are valued at fair value.

	Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
	(ii) Valuation of non-trading securities "Other" securities Other securities than trading or held-to-maturity securities are valued at fair value on the closing date with posting net unrealized gain on securities net of tax effect directly in shareholder's equity, if their fair value is available. Those securities cost is based on moving average method. Other securities are valued at moving average cost method, if their fair value is not available. (2) Depreciation of depreciable assets (i) Tangible fixed assets The Company applies straight-line method while the consolidated subsidiary applies declining-balance method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instrument. (ii) Intangible assets Straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).	(ii) Securities not classified in trading assets: Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method. (2) Depreciation of depreciable assets (i) Tangible fixed assets Same as the left column. (ii) Intangible assets Same as the left column.	(ii) Securities not classified in trading assets: Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method. (2) Depreciation of depreciable assets (i) Tangible fixed assets Same as the left column. (ii) Intangible assets Same as the left column.

	Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
	(3) Accounting policies for significant provisions (i) Allowance for doubtful accounts An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience. (ii) Accrued bonuses Estimated amount of employees' bonuses is accrued.	(3) Accounting policies for significant provisions (i) Allowance for doubtful accounts Same as the left column. (ii) Accrued bonuses Same as the left column.	(3) Accounting policies for significant provisions (i) Allowance for doubtful accounts Same as the left column. (ii) Accrued bonuses Same as the left column.

	Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
	(iii) Reserve for retirement benefits For provision of employee's retirement benefit, the company records accrued pension costs based on the amount that would be payable if all eligible employees voluntarily terminated their employment with the Company at the balance sheet date, also based on the pension assets and unrecognized net assets. This recording is based on the simplified method of calculation defined by "Practical Guidance on the Employers' Accounting for Pensions (Interim Report)" (Report No. 13, 14 September 1999, Technical Committee on Accounting Standards, The Japanese Institute of Certified Public Accountants). Unrecognized net assets (186 millions of Yen) at the date of initial application (1 April 2000) are being amortized over 15 years. The Company participates in an industry-wide multi-employer contributory welfare pension plan administered by the Securities Companies' Welfare Pension Fund and the annual contributions are expensed as retirement benefit expenses.		

	Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
	(4) Accounting for important lease transactions Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases"). (5) Other material items Consumption taxes are separately recorded.	(4) Accounting for important lease transactions Same as the left column. (5) Other material items Same as the left column.	(4) Accounting for important lease transactions Same as the left column. (5) Other material items Same as the left column.
5. Scope of "Cash and cash equivalents" in consolidated (interim) cash flow statements	"Cash and cash equivalents" in consolidated interim statements of cash flow is defined as liquid fund including cash in hand, current account deposits and short-term investments which is exposed to negligible risk.	Same as the left column.	"Cash and cash equivalents" in consolidated statements of cash flow is defined as liquid fund including cash in hand, current account deposits and short-term investments which is exposed to negligible risk.

(Additional Information)

Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
————	————	(Software for in-house use) While software for in-house use has been depreciated over five years which is internal estimated useful life, some software was determined to be depreciated over shortened expected useful life because of the implementation plan of new system. The effect of this treatment is the increase of software depreciation cost of 787 million Yen and the decrease of operating income, ordinary income and income before income taxes deduction of 787 million yen each.
————	————	(Employees' retirement benefit plans) While the Company had been recording accrued pension costs as accrued severance indemnities based on the amount that would be payable if all eligible employees voluntarily terminated their employment with the Company at balance sheet date, also based on the pension assets and unrecognized net assets resulting from the change of accounting principles, the Company does not account for the reserve at the end of the current year as a result of the abolishment of the employees' retirement benefit plans dated March 31, 2002. According to this abolishment, the Company accounts for the net gain on settlement of retirement benefit plans (74 million yen) which is the net value of the unamortized portion of unrecognized net assets and the offset amount between the pension liability and contributions.

Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
(Changes in Uniform Accounting Standards of Securities Companies) Changes in consolidated interim financial statement due to the revision of the "Uniform Accounting Standards of Securities Companies" are as follows: 1. Consolidated Interim Balance Sheet (i) Trusted money segregated for customers as fiduciary assets were previously included in "Cash and time deposits" in accordance with Clause 3, Article 47 of the Securities and Exchange Law of Japan. The newly introduced "Cash segregated as deposits" is made up of the trusted money segregated for customers as fiduciary assets and the former "Cash segregated as deposits related to securities transactions." According to this, "Cash and time deposit" is presented 75,471 million yen less than applying the previous manner. (ii) Securities borrowed and securities received as collateral, recorded as "Securities in custody" in the assets section and "Securities borrowed and deposited from customers" in the liabilities section, are no longer recognized on the balance sheet. According to this, the amount of assets and liabilities are presented 83,227 million yen less than applying the previous manner. (iii) Long-term guarantee securities deposited (12 million yen as of September 30, 2001), which was previously accounted for as "Long-term guarantee securities deposits," is accounted for as "Investment securities." (iv) "Margin accounts" appearing in both the assets and liabilities sections in prior years have been renamed "Margin account assets" in the assets section and "Margin account liabilities" in the liability section. (v) "Cash deposits as collateral for securities loaned" are presented as a sub-account of newly introduced "Payables on collateralized securities transactions."	―――――	(Changes in Uniform Accounting Standards of Securities Companies) Changes in consolidated financial statement due to the revision of the "Uniform Accounting Standards of Securities Companies" are as follows: 1. Consolidated Balance Sheet (i) Trusted money segregated for customers as fiduciary assets were previously included in "Cash and time deposits" in accordance with Clause 3, Article 47 of the Securities and Exchange Law of Japan. The newly introduced "Cash segregated as deposits" is made up of the trusted money segregated for customers as fiduciary assets and the former "Cash segregated as deposits related to securities transactions." According to this, "Cash and time deposit" is presented 82,711 million yen less than applying the previous manner. (ii) Securities borrowed and securities received as collateral, recorded as "Securities in custody" in the assets section and "Securities borrowed and deposited from customers" in the liabilities section, are no longer recognized on the balance sheet. According to this, the amount of assets and liabilities are presented 110,630 million yen less than applying the previous manner. (iii) Long-term guarantee securities deposited (869 million yen as of March 31, 2002), which was previously accounted for as "Long-term guarantee securities deposits," is accounted for as "Investment securities."

Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
(vi) "Net receivables arising from pre-settlement date trades " and "Suspense account for undelivered securities" accounts are newly introduced. 2. Consolidated interim Statement of Income (i) "Operating revenues" less "Interest expenses" is captioned as "Net operating revenues."		(iv) "Margin accounts" appearing in both the assets and liabilities sections in prior years have been renamed "Margin account assets" in the assets section and "Margin account liabilities" in the liability section. (v) "Cash deposits as collateral for securities loaned" are presented as a sub-account of newly introduced "Payables on collateralized securities transactions." (vi) "Net receivables arising from pre-settlement date trades " and "Suspense account for undelivered securities" accounts are newly introduced. 2. Consolidated Statements of Income (i) "Operating revenues" less "Interest expenses" is captioned as "Net operating revenues." (ii) While dividends arising from stocks possessed not in regard to the securities business and other accompanying businesses had been accounted for as interest and dividend income in the prior years, they are included in the non-operating revenue in the current year. The effect of this treatment is 2 million yen, a decrease of operating income

Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
————	(Accounting for Treasury Stocks and Reversal of Legal Reserves) The Company applies "Accounting Standard for the Treasury Stocks and Reversal of Legal Reserves" (Accounting Standard No. 1, February 21, 2002, Accounting Standards Board of Japan) from the current period. There has been no effect on the Company's financial statements resulting from the initial application of this regulation. According to the Revision of the "Regulations of Consolidated Interim Financial Statements," the shareholders' equity part of the consolidated interim balance sheet and the consolidated interim statements of retained earnings are prepared based on this revised Regulations.	————

Notes to the Consolidated Interim Financial Statements

(Notes to the Consolidated Interim Balance Sheet)

As of September 30, 2001	As of September 30, 2002	As of March 31, 2002
※1 Accumulated depreciation deducted from tangible fixed assets is as follows. 361 million Yen	※1 Accumulated depreciation deducted from tangible fixed assets is as follows. 489 million Yen	※1 Accumulated depreciation deducted from tangible fixed assets is as follows. 416 million Yen
※2 "Software costs" includes cost of in-house software under development (150 million yen).	※2 ―――	※2 "Software costs" includes cost of in-house software under development (136 million yen).

※3 Assets collateralized are as follows.

Six months ended September 30, 2001

(Millions of Yen)

Liabilities requiring the Collateral		Assets collateralized		
Item	Outstanding balance	Investment securities	Tangible fixed assets	Total
Short-term borrowings (excluding long-term borrowings to be repaid within 1 year)				
Borrowings from banks	300	62	–	62
Borrowings from securities finance companies	80	–	–	–
Loans from securities finance companies for margin trading	16,679	–	–	–
Long-term borrowings (including those to be repaid within 1 year)				
Borrowings from banks	321	–	314	314
Total	17,379	62	314	377

Six months ended September 30, 2002

(Millions of Yen)

Liabilities requiring the Collateral		Assets collateralized		
Item	Outstanding balance	Investment securities	Tangible fixed assets	Total
Short-term borrowings (excluding long-term borrowings to be repaid within 1 year)				
Borrowings from banks	250	48	–	48
Long-term borrowings (including those to be repaid within 1 year)				
Borrowings from banks	127	–	321	321
Total	377	48	321	369

Year ended March 31, 2002

(Millions of Yen)

Liabilities requiring the Collateral		Assets collateralized		
Item	Outstanding balance	Investment securities	Tangible fixed assets	Total
Short-term borrowings (excluding long-term borrowings to be repaid within 1 year)				
Borrowings from banks	350	49	–	49
Long-term borrowings (including those to be repaid within 1 year)				
Borrowings from banks	240	–	323	323
Total	590	49	323	372

Note 1 The amounts of assets collateralized shown in the above represent carrying values.	Note 1 The amounts of assets collateralized shown in the above represent carrying values.	Note 1 The amounts of assets collateralized shown in the above represent carrying values.

As of September 30, 2001	As of September 30, 2002	As of March 31, 2002
2 Besides the assets shown in the above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 607 million yen are collateralized for the short-term borrowings, 151 million yen for the long-term borrowings, 1,015 million yen for the loans from securities finance companies, 655 million yen for the securities borrowed from securities finance companies in a general margin transactions, respectively. 14,685 million yen of the securities borrowed and deposited from customers are collateralized for the loans from securities finance companies.	2 Besides the assets shown in the above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 572 million yen are collateralized for the short-term borrowings, 56 million yen for the long-term borrowings, 3,553 million yen for the loans from securities finance companies, 59 million yen for the securities borrowed from securities finance companies in a general margin transactions, respectively. 26,599 million yen of the securities borrowed and deposited from customers are collateralized for the loans from securities finance companies.	2 Besides the assets shown in the above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 494 million yen are collateralized for the short-term borrowings, 93 million yen for the long-term borrowings, 1,828 million yen for the loans from securities finance companies, 184 million yen for the securities borrowed from securities finance companies in a general margin transactions, respectively. 17,242 million yen of the securities borrowed and deposited from customers are collateralized for the loans from securities finance companies.

As of September 30, 2001	As of September 30, 2002	As of March 31, 2002
4 Fair values of securities received and deposited are as follows (excluding those listed in Note ※3) (1) Securities deposited (millions of Yen) ①Securities lent for customers' short position of margin trading 15,811 ②Collateralized securities for the loans from securities companies 17,899 ③Securities loaned for consumption 1,396 ④Margin securities deposited 5 ⑤Long-term guarantee securities deposited 12 (2) Securities received (millions of Yen) ①Securities received for customers' long position of margin trading 45,777 ②Collateralized securities for borrowing securities from securities finance companies 3,997 ③Securities borrowed and deposited from customers 83,227	4 Fair values of securities received and deposited are as follows (excluding those listed in Note ※3) (1) Securities deposited (millions of Yen) ①Securities lent for customers' short position of margin trading 20,180 ②Collateralized securities for the loans from securities companies 54,645 ③Securities loaned for consumption 4,184 ④Long-term guarantee securities deposited 1,232 (2) Securities received (millions of Yen) ①Securities received for customers' long position of margin trading 91,820 ②Collateralized securities for borrowing securities from securities finance companies 5,063 ③Securities borrowed and deposited from customers 104,654	4 Fair values of securities received and deposited are as follows (excluding those listed in Note ※3) (1) Securities deposited (millions of Yen) ①Securities lent for customers' short position of margin trading 23,486 ②Collateralized securities for the loans from securities companies 38,250 ③Securities loaned for consumption 4,687 ④Long-term guarantee securities deposited 1,447 (2) Securities received (millions of Yen) ①Securities received for customers' long position of margin trading 80,332 ②Collateralized securities for borrowing securities from securities finance companies 5,376 ③Securities borrowed and deposited from customers 110,630
※5 Bond is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).	※5 Bond is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).	※5 Bond is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).
※6 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.	※6 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.	※6 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

(Notes to Consolidated Interim Statements of Income)

Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
※ 1 Employees' compensation and benefits reported in the consolidated interim statements of income include 135 million yen of accrued bonuses.	※ 1 Employees' compensation and benefits reported in the consolidated interim statements of income include 105 million yen of accrued bonuses.	※ 1 Employees' compensation and benefits reported in the consolidated statements of income include 111 million yen of accrued bonuses.
※2 ————	※2 Breakdown of gain on sales of property and equipment is as follows: (Millions of Yen) Equipment and instruments 1 Total 1	※2 Breakdown of gain on sales of property and equipment is as follows: (Millions of Yen) Equipment and instruments 0 Total 0
※3 Breakdown of loss on sales and disposals of property and equipment is as follows: (Millions of Yen) Loss on disposals Equipment and instruments 0 Total 0 Loss on Sales ————	※3 Breakdown of loss on sales and disposals of property and equipment is as follows: (Millions of Yen) Loss on disposals Buildings 2 Equipment and instruments 0 Total 2 Loss on Sales ————	※3 Breakdown of loss on sales and disposals of property and equipment is as follows: (Millions of Yen) Loss on disposals Buildings 0 Equipment and instruments 2 Total 2 Loss on Sales ————
※4 ————	※4 The Company accounted for retirement benefits for the Company's executives as special loss in response to the settlement of the retirement benefit plan on April 1, 2002. The amount of this benefit, which totaled 291 million Yen, is calculated based on the internal regulation for the retirement benefit for the executives.	※4 ————
※5 ————	※ 5 The Company had been participating in an industry-wide multi-employer contributory welfare pension plan administered by the Securities Companies' Welfare Pension Fund and the annual contributions had been expensed as periodic pension costs. According to the withdrawal from the Fund dated July 31, 2002, The Company accounts for the special contribution of 364 million Yen as a special loss.	※5 ————

(Notes to Consolidated Interim Statements of Cash Flows)

Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
1 The reconciliation between the cash and cash equivalent and the balance of cash and time deposits presented in the consolidated interim balance sheet is as follows (Millions of Yen):	1 The reconciliation between the cash and cash equivalent and the balance of cash and time deposits presented in the consolidated interim balance sheet is as follows (Millions of Yen):	1 The reconciliation between the cash and cash equivalent and the balance of cash and time deposits presented in the consolidated balance sheet is as follows (Millions of Yen):
(As of September 30, 2001)	(As of September 30, 2002)	(As of March 31, 2002)
Cash and time deposits 5,570	Cash in hand and at banks 2,394	Cash in hand and at banks 7,472
Time deposits whose maturity is to come after three months or more (40)	Cash and cash equivalent 2,394	Cash and cash equivalent 7,472
Cash and cash equivalent 5,530		

(Notes to Lease Transaction)

Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
Financing lease transitions other than those where title of the property is transferred to lessee	Financing lease transitions other than those where title of the property is transferred to lessee	Financing lease transitions other than those where title of the property is transferred to lessee
① Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen)	① Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen)	① Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen)
Acquisition costs equivalent	Acquisition costs equivalent	Acquisition costs equivalent
Equipment and instruments 409	Equipment and instruments 373	Equipment and instruments 378
Software costs 350	Software costs 341	Software costs 341
Total 760	Total 714	Total 719
Accumulated depreciation equivalent	Accumulated depreciation equivalent	Accumulated depreciation equivalent
Equipment and instruments 155	Equipment and instruments 211	Equipment and instruments 168
Software costs 124	Software costs 201	Software costs 158
Total 279	Total 412	Total 326
Equivalent of balance at end of period	Equivalent of balance at end of period	Equivalent of balance at end of period
Equipment and instruments 255	Equipment and instruments 162	Equipment and instruments 210
Software costs 226	Software costs 140	Software costs 183
Total 481	Total 302	Total 393
② Present value of future lease payment (Millions of Yen)	② Present value of future lease payment (Millions of Yen)	② Present value of future lease payment (Millions of Yen)
Within 1 year 179	Within 1 year 180	Within 1 year 179
Over 1 year 310	Over 1 year 132	Over 1 year 223
Total 489	Total 312	Total 402
③ Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen)	③ Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen)	③ Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen)
Lease charge paid 104	Lease charge paid 94	Lease charge paid 202
Depreciation equivalent 98	Depreciation equivalent 89	Depreciation equivalent 190
Interest equivalent 7	Interest equivalent 5	Interest equivalent 13
④ Calculation method for depreciation equivalent Lease term is regarded as durable period and the residual value is regarded as zero.	④ Calculation method for depreciation equivalent Same as the left column.	④ Calculation method for depreciation equivalent Same as the left column.
⑤ Calculation method for interest equivalent The difference between total amount of future lease payments and acquisition costs equivalent is regarded as interest equivalent that is allocated to the each of fiscal periods by interest method.	⑤ Calculation method for interest equivalent Same as the left column.	⑤ Calculation method for interest equivalent Same as the left column.

(Notes to Securities and Derivatives Transactions)

<Six months ended September 30, 2001>

1 Trading assets

(1) Management of trading

① The Company's trading

The trading position of the Company arises from dealings of its own account. The Company deals with spot trading of stocks, bonds and other marketable securities, margin trading of stocks, futures trading of stocks and option trading.

To manage the futures trading of stocks and option trading, the Company allocates fund and position limits along with standards of fund operations to the Dealings Section. The standards require to hold position as less as possible.

The financial section of the financial division monitors the limit of risk and positions. The monitoring is reported to the head of internal control periodically.

② Trading purposes

The purpose of the dealing is to earn profits to its own account.

(2) Marketable Securities and Derivatives dealings

The Company does not hold trading position at the end of period.

2 Non-trading assets

(1) Securities

① "Other securities" whose market price is available

	As of September 30, 2001		
	Acquisition cost	Book value	Difference (Millions of Yen)
Stocks	56	84	28
Total	56	84	28

② Major securities which are not evaluated by market value

	As of September 30, 2001
	Book value
"Other securities" which are not listed on securities exchanges (excluding over-the-counter securities)	96

(2) Derivative transactions

No relevant items.

<Six months ended September 30, 2002>

1 Trading assets

(1) Management of Trading

① Trading purposes

The trading position of the Company arises from dealings of its own account. The Company deals with spot trading of stocks, bonds and other marketable securities, margin trading of stocks, futures trading of stocks and option trading. The purpose of the dealing is to earn profits to its own account.

② Trading Policies

To manage the futures trading of stocks and option trading, the Company allocates fund and position limits along with standards of fund operations to the Dealings Section. The standards require to hold position as less as possible.

③ Risk arising from trading

Risk arising from trading is classified mainly as market risk and credit risk. Market risk is the risk arising from the increase and decrease on position resulting from dealings because of the fluctuation of the value of stocks, interest rate and currencies. Credit risk is the risk that is realized when the trading counterpart becomes incapable of executing the contract.

④ Monitoring of risk

The financial section of the financial division monitors the limit of risk and positions. The monitoring is reported to the head of internal control periodically.

(2) Securities and derivative transaction

① Securities

	As of September 30, 2002		
	Acquisition cost (Millions of Yen)	Book value (Millions of Yen)	Difference (Millions of Yen)
Stocks	154	148	7
Total	154	148	7

② Derivatives transactions

No relevant items

2 Non-trading assets

(1) Securities

① "Other securities" whose market price is available

	As of September 30, 2002		
	Acquisition cost (Millions of Yen)	Book value (Millions of Yen)	Differences (Millions of Yen)
Stocks	677	847	170
Total	677	847	170

② Major securities which are not evaluated by market value

	As of September 30, 2002
	Book value
"Other securities" which are not listed on securities exchanges (excluding over-the-counter securities)	186

(2) Derivatives

No relevant item.

<Year ended March 31, 2002>

1 Trading Assets

(1) Management of Trading

① Trading purposes

The trading position of the Company arises from dealings of its own account. The Company deals with spot trading of stocks, bonds and other marketable securities, margin trading of stocks, futures trading of stocks and option trading. The purpose of the dealing is to earn profits to its own account.

②Trading policies

To manage the futures trading of stocks and option trading, the Company allocates fund and position limits along with standards of fund operations to the Dealings Section. The standards require to hold position as less as possible.

③Risk arising from trading

Risk arising from trading is classified mainly as market risk and credit risk. Market risk is the risk arising from the increase and decrease on position resulting from dealings because of the fluctuation of the value of stocks, interest rate and currencies. Credit risk is the risk that is realized when the trading counterpart becomes incapable of executing the contract.

④Monitoring of risks

The financial section of the financial division monitors the limit of risk and positions. The monitoring is reported to the head of internal control periodically.

(2) Marketable Securities and Derivatives dealings

The Company does not hold trading position at the end of period.

2 Non-trading assets

(1) Securities

① "Other securities" whose market price is available

	As of March 31, 2002		
	Acquisition cost (Millions of Yen)	Book value (Millions of Yen)	Different (Millions of Yen)
Stocks	577	927	350
Total	577	927	350

②Major securities which are not evaluated by market value

	As of March 31, 2002
	Book value (Millions of Yen)
"Other securities" which are not listed on securities exchanges (excluding over-the-counter securities)	126

(2) Derivative transactions

No relevant items.

(Segment Information)

Information related to operations in different industries has been omitted as the Company and its consolidated subsidiary operate predominately in the investment and financing service industry. The Company's primary business activities include brokerage, underwriting and distribution and trading of securities, and over 90% of the revenue, operating income or assets of the Company and its consolidated subsidiary are related to the investment and financing service industry.

Information related to geographic area and export sales has been omitted, as the Company and its consolidated subsidiary do not hold overseas revenues nor overseas branches.

(Per Share Information)

Six months ended September 30, 2001		Six months ended September 30, 2002		Year ended March 31, 2002	
Shareholders' equity per share	342.20 Yen	Shareholders' equity per share	357.58 Yen	Shareholders' equity per share	355.25 Yen
Net income per share	14.10 Yen	Net income per share	6.71 Yen	Net income per share	24.56 Yen
Fully diluted earnings per share	13.82 Yen	Fully diluted earnings per share	6.59 Yen	Fully diluted earnings per share	24.11 Yen
		(Additional information) The Company applies the "Accounting Standard for the Earnings per share" (Accounting Standard No. 2, September 25, 2002, Accounting Standards Board of Japan) and the "Guidance on application of the Accounting Standard for the Earnings per Share" (Guidance on application of the Accounting Standard No. 4, September 25, 2002, Accounting Standards Board of Japan) from the current period. Based on the previous standard, the figures on earnings per share are computed as follows: Shareholders' equity per share 357.58 Yen Net income per share 6.71 Yen Fully diluted earnings per share 6.59 Yen			

Note: Calculation basis of per share information is as follows.

	Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
Net income on the statements of income (Millions of Yen)	—	588	—
Net income attributed to the common stock (millions of Yen)	—	588	—
Net income not attributed to the common stock (millions of Yen)	—	—	—
Average number of common stock outstanding (millions of Yen)	—	87,611	—
Breakdown of increase of the common stock considered in the calculation of fully diluted earnings per share (thousands of shares) New share purchase rights (thousands of shares)	—	 1,535	—
Increase of common stock (thousands of shares)	—	1,535	—
Number of new-share purchase rights or others without dilution effects which are not considered in the calculation of fully diluted earnings per share	—	1 Brand of new-share purchase rights: 401,000 shares Ditails are given in "Part 4 Corporate Profiles – 1 Numuber of shares – (2) New-Share Purchase Rights"	—

(Subsequent Events)

Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
————	————	(Resolution on issuance of new share purchase rights) The ordinary general shareholders' meeting held on June 16, 2002 resolved issuance of new share purchase rights as stock options to the Company's directors and employees as follows. 1. Number of shares to be issued: 401,000 common stocks or less 2. Number of new-share purchase rights: 4,100 3. Price of new-share purchase rights: 0 Yen 4. Payment per share: 1.05 times average of daily closing price for the month prior to the month when the subscription rights are issued. If the price calculated as such is lower than the closing price of the prior day of the issuance date, the closing price substitute the calculated amount. 5. Period of exercise of rights: From July 15, 2005 to July 14, 2010 6. Detailed conditions will be set up on the stock option contract to be held between the Company and its employees. The number of shares and exercise prices will be adjusted to reflect issuance of new shares.

(2) Others

No relevant items.

2 Non-Consolidated Interim Financial Statements

(1) Non-Consolidated Interim Financial Statements and Others

① Non-Consolidated Interim Balance Sheets

Item	Note	September 30, 2001 Millions of Yen		%	September 30, 2002 Millions of Yen		%	March 31, 2002 Millions of Yen		%
(Assets)										
I Current assets										
Cash in hand and at banks			5,511			2,312			7,401	
Cash segregated as deposits			75,471			76,816			83,200	
Trading assets			–			148			–	
Margin account assets:			61,910			110,883			89,526	
Loans receivable from customers		57,965			105,908			84,201		
Cash deposits as collateral for securities borrowed from securities finance companies		3,945			4,974			5,324		
Receivables from customers and others			10			30			5	
Short-term guarantee deposits			457			2,154			2,245	
Others	4		1,017			1,453			1,381	
Allowance for doubtful accounts			(37)			(20)			(59)	
Total current assets			144,338	97.3		193,775	97.8		183,698	97.9
II Fixed assets										
1 Tangible fixed assets	1		691	0.5		588	0.3		660	0.4
2 Intangible assets			2,102	1.4		1,883	1.0		1,397	0.7
Software costs		2,050			1,844			1,352		
Others		52			39			45		
3 Investments and others			1,168	0.8		1,871	0.9		1,805	1.0
Investment securities		181			1,032			1,053		
Shares of affiliated company		450			450			450		
Others		538			398			302		
Allowance for doubtful accounts		–			(10)			–		
Total fixed assets			3,961	2.7		4,342	2.2		3,862	2.1
Total assets			148,299	100.0		198,117	100.0		187,560	100.0

Item	Note	September 30, 2001			September 30, 2002			March 31, 2002		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Liabilities)										
I Current liabilities										
Net payables from pre-settlement date trades			0			128			–	
Margin account liabilities			32,657			72,586			59,571	
Loans from securities finance companies		16,679			53,171			38,420		
Proceeds of securities sold on customers' accounts		15,978			19,415			21,151		
Payables on collateralized securities transactions:			1,000			3,758			4,735	
Cash deposits as collateral for securities loaned		1,000			3,758			4,735		
Deposits received			34,158			33,473			39,113	
Guarantee money received			46,310			53,275			48,535	
Suspence account for undelivered securities			3			5			2	
Short-term borrowings			782			805			512	
Accrued income taxes			933			48			1,314	
Accrued bonuses			135			105			111	
Others			853			1,038			1,371	
Total current liabilities			116,832	78.8		165,220	83.4		155,265	82.8
II Long-term liabilities										
Bond	2		500			500			500	
Long-term borrowings			159			204			78	
Accrued severance indemnities			207			–			–	
Reserve for directors' retirement bonuses			–			291			–	
Installment purchase obligation			305			–			143	
Total long-term liabilities			1,171	0.8		995	0.5		721	0.4
III Statutory reserves										
Reserve for securities transactions	3		350			615			488	
Total statutory reserves			350	0.2		615	0.3		488	0.2
Total liabilities			118,352	79.8		166,830	84.2		156,474	83.4

Item	Note	September 30, 2001			September 30, 2002			March 31, 2002		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Shareholders' equity)										
I Common stock			11,381	7.7		–	–		11,381	6.1
II Additional paid-in capital			9,230	6.2		–	–		9,230	4.9
III Earned surplus reserve			159	0.1		–	–		159	0.1
IV Other retained earnings										
1 Voluntary reserves			4,250			–			4,250	
Special purpose reserves		4,250			–			4,250		
2 Unappropriated retained earnings			4,912			–			5,864	
Total other retained earnings			9,162	6.2		–	–		10,114	5.4
V Net unrealized gain on investment			16	0.0		–	–		203	0.1
VI Treasury stock	4		–	–		–	–		(0)	(0.0)
Total shareholders' equity			29,947	20.2		–	–		31,086	16.6
I Common stock			–	–		11,381	5.7		–	–
II Capital reserves										
1 Additional paid-in capital			–			9,230			–	
Total capital reserves			–	–		9,230	4.7		–	–
III Earned surplus										
1 Earned surplus reserves			–			159			–	
2 Voluntary reserves			–			4,250			–	
Special purpose reserves		–			4,250			–		
3 Unappropriated retained earnings			–			6,170			–	
Total earned surplus			–	–		10,578	5.3		–	–
IV Net unrealized gain on investment			–	–		98	0.1		–	–
V Treasury stock	4		–	–		(0)	(0.0)		–	–
Total shareholders' equity			–	–		31,287	15.8		–	–
Total liabilities and shareholders' equity			148,299	100.0		198,117	100.0		187,560	100.0

② Mon-Consolidated Interim Statement of Income

		Six months ended September 30, 2001			Six months ended September 30, 2002			Year ended March 31, 2002		
Item	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
I Operating revenues										
Commissions			4,875			5,365			10,215	
Brokerage commissions		4,584			5,005			9,543		
Selling and underwriting commissions		–			12			–		
Subscription and distribution commissions		146			14			157		
Others		145			334			514		
Net gain on trading	1		18			(8)			22	
Interest and dividend income			1,201			1,620			2,549	
Total operating revenues			6,094	100.0		6,977	100.0		12,785	100.0
II Interest expenses			603			574			1,350	
Net operating revenues			5,490	90.1		6,404	91.8		11,435	89.4
III Selling, general and administrative expenses			3,034	49.8		4,753	68.1		7,079	55.3
Transaction related expenses		972			837			1,857		
Employees' compensation and benefits		908			903			1,869		
Occupancy and rental		414			470			833		
Data processing and office supplies		356			1,214			964		
Depreciation	2	318			1,260			1,427		
Duties and taxes other than income taxes		18			13			22		
Provision of allowance for doubtful account		–			–			7		
Others		48			55			99		
Operating income			2,456	40.3		1,651	23.7		4,357	34.1
IV Non-operating income			16	0.3		7	0.1		28	0.2
V Non-operating expenses			458	7.5		17	0.3		463	3.6
New-share issuance expenses		448			–			452		
Others		10			17			11		
Ordinary income			2,014	33.1		1,642	23.5		3,921	30.7

		Six months ended September 30, 2001			Six months ended September 30, 2002			Year ended March 31, 2002		
Item	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
VI Special profits										
Net gain on settlement of retirement benefit plans		–			–			74		
Gain on sales of fixed assets		–			1			0		
Gain on sales of investment securities		0			–			0		
Reversal of allowance for doubtful accounts		18			30			–		
Recovery of write-offs		–			–			1		
Income from insurance policy		–			161			–		
Total special profits			19	0.3		192	2.8		76	0.6
VII Special losses										
Loss on sales and disposals of property and equipment		0			1			2		
Provision for statutory reserves		118			126			257		
Loss on sales of investment securities		–			–			16		
Loss on cancellation of lease contracts		0			6			1		
Retirement benefits for Company's executives		16			291			16		
Loss on disposals of Software		126			–			126		
Devaluation loss on corporate golf membership and resort membership		2			–			2		
Special contributions to welfare pension plan	3	–			364			–		
Expenses for the Company's funeral service for the Company's deceased counselor		–			24			–		
Total special losses			263	4.4		813	11.7		421	3.3
Income before income taxes			1,770	29.0		1,021	14.6		3,576	28.0
Income taxes – current		935			48			2,100		
Income taxes – differed		(72)	863	14.1	388	436	6.2	(383)	1,717	13.5
Net income			907	14.9		585	8.4		1,859	14.5
Unappropriated retained earnings at the beginning of period			4,005			5,585			4,005	
Unappropriated retained earnings at the end of period			4,912			6,170			5,864	

Significant Accounting Policies for the Non-Consolidated Interim Financial Statements

	Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
1 Valuation of Significant Assets	(1) Valuation of trading accounts Securities, derivative transactions in trading account are recorded at fair value. (2) Valuation of non-trading securities Stock of affiliate company Stock of affiliate company is valued at moving average cost method. "Other" securities Other securities than trading or held-to-maturity securities are valued at fair value on the closing date with posting net unrealized gain on securities net of tax effect directly in shareholder's equity, if their fair value is available. Those securities cost is based on moving average method. Other securities are valued at moving average cost method, if their fair value is not available.	(1) Securities and derivatives classified in trading assets: Securities and derivatives classified in trading assets are valued at fair value (2) Securities not classified in trading assets: Same as the left column.	(1) Securities and derivatives classified in trading assets: (2) Securities not classified in trading assets: Same as the left column.

	Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
2 Depreciation of Fixed Assets	(1) Tangible fixed assets The Company applies straight-line method. Useful life for depreciation is 15 to 40 years for buildings and 6 to 10 years for equipment and instrument. (2) Intangible assets Straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).	(1) Tangible fixed assets Same as the left column. (2) Intangible assets Same as the left column.	(1) Tangible fixed assets Same as the left column. (2) Intangible assets Same as the left column.
3. Accrued Assets	New-share issuing cost The entire new-share issuing cost is expensed at the issuance.	———	New-share issuing cost Same as the left column.
4. Accounting Policies for Significant Provisions	(1) Allowance for doubtful accounts An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience. (2) Accrued bonuses Estimated amount of employees' bonuses is accrued.	(1) Allowance for doubtful accounts Same as the left column. (2) Accrued bonuses Same as the left column.	(1) Allowance for doubtful accounts Same as the left column. (2) Accrued bonuses Same as the left column.

	Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
	(3) Accrued severance indemnities Accrued severance indemnities For provision of employee's retirement benefit, the company records accrued pension costs based on the amount that would be payable if all eligible employees voluntarily terminated their employment with the Company at the balance sheet date, also based on the pension assets and unrecognized net assets. This recording is based on the simplified method of calculation defined by "Practical Guidance on the Employers' Accounting for Pensions (Interim Report)" (Report No. 13, 14 September 1999, Technical Committee on Accounting Standards, The Japanese Institute of Certified Public Accountants). Unrecognized net assets (186 millions of Yen) at the date of initial application (1 April 2000) are being amortized over 15 years. In relation to the fund trustee's filing for relief under the Corporate Rehabilitation Law, the Company recognized loss on pension assets amounting to 18 million yen and offset such loss against the unrecognized net assets. The Company participates in an industry-wide multi-employer contributory welfare pension plan administered by the Securities Companies' Welfare Pension Fund and the annual contributions are expensed as periodic pension costs.		

	Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
	(4) Reserve for Securities Transactions The Company accounts for Reserve for the Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the article 51 of the Securities Exchange Law and the Article 35 of the "Cabinet Office Ordinance Concerning Securities Companies"	(3) Reserve for Securities Transactions Same as the left column.	(3) Reserve for Securities Transactions Same as the left column.
5 Lease transactions	Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases")	Same as the left column.	Same as the left column.
6 Other material items	(1) Consumption taxes National and local consumption taxes are separately recorded.	(1) Consumption taxes Same as the left column.	(1) Consumption taxes Same as the left column. (2) The Welfare Pension Fund The Company participates in an industry-wide multi-employer contributory welfare pension plan administered by the Securities Companies' Welfare Pension Fund and the annual contributions are expensed as periodic pension costs. The value of the assets of the Welfare Pension Fund attributed to the Company calculated based on the contributory ratio as of March 31, 2002 is 1,492 million yen.

(Additional Information)

Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
————	————	(Software for in-house use) While software for in-house use has been depreciated over five years which is internal estimated useful life, some software was determined to be depreciated over shortened expected useful life because of the implementation plan of new system. The effect of this treatment is the increase of software depreciation cost of 787 million Yen and the decrease of operating income, ordinary income and income before income taxes deduction of 787 million yen each.
————	————	(Employees' retirement benefit plans) While the Company had been recording accrued pension costs as accrued severance indemnities based on the amount that would be payable if all eligible employees voluntarily terminated their employment with the Company at balance sheet date, also based on the pension assets and unrecognized net assets resulting from the change of accounting principles, the Company does not account for the reserve at the end of the current year as a result of the abolishment of the employees' retirement benefit plans dated March 31, 2002. According to this abolishment, the Company accounts for the net gain on settlement of retirement benefit plans (74 million yen) which is the net value of the unamortized portion of unrecognized net assets and the offset amount between the pension liability and contributions.

Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
(Changes in Uniform Accounting Standards of Securities Companies) Changes in consolidated interim financial statement due to the revision of the "Uniform Accounting Standards of Securities Companies" are as follows: 1. Consolidated Interim Balance Sheet (i) Trusted money segregated for customers as fiduciary assets were previously included in "Cash and time deposits" in accordance with Clause 3, Article 47 of the Securities and Exchange Law of Japan. The newly introduced "Cash segregated as deposits" is made up of the trusted money segregated for customers as fiduciary assets and the former "Cash segregated as deposits related to securities transactions." According to this, "Cash and time deposit" is presented 75,471 million yen less than applying the previous manner. (ii) Securities borrowed and securities received as collateral, recorded as "Securities in custody" in the assets section and "Securities borrowed and deposited from customers" in the liabilities section, are no longer recognized on the balance sheet. According to this, the amount of assets and liabilities are presented 83,227 million yen less than applying the previous manner. (iii) Long-term guarantee securities deposited (12 million yen as of September 30, 2001), which was previously accounted for as "Long-term guarantee securities deposits," is accounted for as "Investment securities." (iv) "Margin accounts" appearing in both the assets and liabilities sections in prior years have been renamed "Margin account assets" in the assets section and "Margin account liabilities" in the liability section. (v) "Cash deposits as collateral for securities loaned" are presented as a sub-account of newly introduced "Payables on collateralized securities transactions."	———	(Changes in Uniform Accounting Standards of Securities Companies) Changes in consolidated financial statement due to the revision of the "Uniform Accounting Standards of Securities Companies" are as follows: 1. Consolidated Balance Sheet (i) Trusted money segregated for customers as fiduciary assets were previously included in "Cash and time deposits" in accordance with Clause 3, Article 47 of the Securities and Exchange Law of Japan. The newly introduced "Cash segregated as deposits" is made up of the trusted money segregated for customers as fiduciary assets and the former "Cash segregated as deposits related to securities transactions." According to this, "Cash and time deposit" is presented 82,711 million yen less than applying the previous manner. (ii) Securities borrowed and securities received as collateral, recorded as "Securities in custody" in the assets section and "Securities borrowed and deposited from customers" in the liabilities section, are no longer recognized on the balance sheet. According to this, the amount of assets and liabilities are presented 110,630 million yen less than applying the previous manner. (iii) Long-term guarantee securities deposited (869 million yen as of March 31, 2002), which was previously accounted for as "Long-term guarantee securities deposits," is accounted for as "Investment securities."

Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
(vi) "Net receivables arising from pre-settlement date trades " and "Suspense account for undelivered securities" accounts are newly introduced. 2. Consolidated interim Statement of Income (i) "Operating revenues" less "Interest expenses" is captioned as "Net operating revenues."		(iv) "Margin accounts" appearing in both the assets and liabilities sections in prior years have been renamed "Margin account assets" in the assets section and "Margin account liabilities" in the liability section. (v) "Cash deposits as collateral for securities loaned" are presented as a sub-account of newly introduced "Payables on collateralized securities transactions." (vi) "Net receivables arising from pre-settlement date trades " and "Suspense account for undelivered securities" accounts are newly introduced. 2. Consolidated Statements of Income (i) "Operating revenues" less "Interest expenses" is captioned as "Net operating revenues." (ii) While dividends arising from stocks possessed not in regard to the securities business and other accompanying businesses had been accounted for as interest and dividend income in the prior years, they are included in the non-operating revenue in the current year. The effect of this treatment is 2 million yen, a decrease of operating income

Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
————	(Accounting for Treasury Stocks and Reversal of Legal Reserves) The Company applies "Accounting Standard for the Treasury Stocks and Reversal of Legal Reserves" (Accounting Standard No. 1, February 21, 2002, Accounting Standards Board of Japan) from the current period. There has been no effect on the Company's financial statements resulting from the initial application of this regulation. According to the Revision of the "Regulations of Consolidated Interim Financial Statements," the shareholders' equity part of the non-consolidated interim balance sheet and the statements of retained earnings are prepared based on this revised Regulations.	————
————	————	(Treasury Stock) Treasury stock that had been accounted for as current assets in the previous periods was reclassified to a component of the shareholders' equity at the end of the current year in accordance with the revision of the Regulations on Financial Statements.

Notes to the Non-Consolidated Interim Financial Statements

(Notes to the Non-Consolidated Interim Balance Sheet)

Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
※1 Treasury Stocks included in the other current assets: 0 million Yen (96 shares)	※1 ————	※1 ————
※2 Accumulated depreciation deducted from tangible fixed assets: 243 million Yen	※2 Accumulated depreciation deducted from tangible fixed assets: 362 million Yen	※2 Accumulated depreciation deducted from tangible fixed assets: 293 million Yen
※3 "Software costs" includes cost of in-house software under development (150 million Yen).	※3 ————	※3 "Software costs" includes cost of in-house software under development (136 million Yen).

※4 Assets collateralized are as follows.

Six months ended September 30, 2001 (Millions of Yen)

Liabilities requiring the collateral		Assets collateralized		
	Outstanding balance	Investment securities	Tangible fixed assets	Total
Short-term borrowings (excluding long-term borrowings to be repaid within 1 year)				
Borrowings from banks	300	62	—	62
Borrowings from securities finance companies	80	—	—	—
Loans from securities finance companies for margin trading	16,679	—	—	—
Long-term borrowings (including those to be repaid within 1 year)				
Borrowings from banks	321	—	92	92
Total	17,379	62	92	155

Six months ended September 30, 2002 (Millions of Yen)

Liabilities requiring the collateral		Assets collateralized		
	Outstanding balance	Investment securities	Tangible fixed assets	Total
Short-term borrowings (excluding long-term borrowings to be repaid within 1 year)				
Borrowings from banks	250	48	—	48
Long-term borrowings (including those to be repaid within 1 year)				
Borrowings from banks	127	—	90	90
Total	377	48	90	138

Year ended March 31, 2002 (Millions of Yen)

Liabilities requiring the collateral		Assets collateralized		
	Outstanding balance	Investment securities	Tangible fixed assets	Total
Short-term borrowings (excluding long-term borrowings to be repaid within 1 year)				
Borrowings from banks	350	49	—	49
Long-term borrowings (including those to be repaid within 1 year)				
Borrowings from banks	240	—	91	91
Total	590	49	91	140

Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
Note 1 The amounts of assets collateralized shown in the above represent carrying values.	Note 1 The amounts of assets collateralized shown in the above represent carrying values.	Note 1 The amounts of assets collateralized shown in the above represent carrying values.

Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
2 Besides the assets shown in the above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 607 million yen are collateralized for the short-term borrowings, 151 million yen for the long-term borrowings, 1,015 million yen for the loans from securities finance companies, 655 million yen for the securities borrowed from securities finance companies in a general margin transactions, respectively. 14,685 million yen of the securities borrowed and deposited from customers are collateralized for the loans from securities finance companies.	2 Besides the assets shown in the above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 572 million yen are collateralized for the short-term borrowings, 56 million yen for the long-term borrowings, 3,553 million yen for the loans from securities finance companies, 59 million yen for the securities borrowed from securities finance companies in a general margin transactions, respectively. 26,599 million yen of the securities borrowed and deposited from customers are collateralized for the loans from securities finance companies.	2 Besides the assets shown in the above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 494 million yen are collateralized for the short-term borrowings, 93 million yen for the long-term borrowings, 1,828 million yen for the loans from securities finance companies, 184 million yen for the securities borrowed from securities finance companies in a general margin transactions, respectively. 17,242 million yen of the securities borrowed and deposited from customers are collateralized for the loans from securities finance companies.

Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
5 Fair values of securities received and deposited are as follows (excluding those listed in Note ※4) (1) Securities deposited (millions of Yen) ①Securities lent for customers' short position of margin trading 15,811 ②Collateralized securities for the loans from securities companies 17,899 ③Securities loaned for consumption 1,396 ④Margin securities deposited 5 ⑤Long-term guarantee securities deposited 12 (2) Securities received (millions of Yen) ①Securities received for customers' long position of margin trading 45,777 ②Collateralized securities for borrowing securities from securities finance companies 3,997 ③Securities borrowed and deposited from customers 83,227	5 Fair values of securities received and deposited are as follows (excluding those listed in Note ※4) (1) Securities deposited (millions of Yen) ①Securities lent for customers' short position of margin trading 20,180 ②Collateralized securities for the loans from securities companies 54,645 ③Securities loaned for consumption 4,184 ④Long-term guarantee securities deposited 1,232 (2) Securities received (millions of Yen) ①Securities received for customers' long position of margin trading 91,820 ②Collateralized securities for borrowing securities from securities finance companies 5,063 ③Securities borrowed and deposited from customers 104,654	5 Fair values of securities received and deposited are as follows (excluding those listed in Note ※4) (1) Securities deposited (millions of Yen) ①Securities lent for customers' short position of margin trading 23,486 ②Collateralized securities for the loans from securities companies 38,250 ③Securities loaned for consumption 4,687 ④Long-term guarantee securities deposited 1,447 (2) Securities received (millions of Yen) ①Securities received for customers' long position of margin trading 80,332 ②Collateralized securities for borrowing securities from securities finance companies 5,376 ③Securities borrowed and deposited from customers 110,630
※6 Bond is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).	※6 Bond is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).	※6 Bond is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).
※7 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.	※7 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.	※7 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

(Notes to the Non-Consolidated Interim Statements of Income)

Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
※1 Breakdown of net trading gains (Millions of Yen) Stocks 19 Bonds (1) Beneficiary Certificates 0 Others 0 Total 18	※1 Breakdown of net trading gains (Millions of Yen) Stocks (8) Total (8)	※1 Breakdown of net trading gains (Millions of Yen) Stocks 22 Bonds (1) Total 22
―――――	※2 The Company accounted for retirement benefits for the Company's executives as special loss in response to the settlement of the retirement benefit plan for the executives on April 1, 2002. The amount of this benefit, which totaled 291 million Yen, is calculated based on the internal regulation for the retirement benefit for the executives.	―――――
―――――	※3 The Company had been participating in an industry-wide multi-employer contributory welfare pension plan administered by the Securities Companies' Welfare Pension Fund and the annual contributions had been expensed as periodic pension costs. According to the withdrawal from the Fund dated July 31, 2002, the Company accounts for the special contribution of 364 million Yen as a special loss.	―――――

(Notes to Lease Transaction)

	Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
Financing lease transitions other than those where title of the property is transferred to lessee			
① Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen)			
Acquisition costs equivalent			
Equipment and instruments	409	373	378
Software costs	350	341	341
Total	760	714	719
Accumulated depreciation equivalent			
Equipment and instruments	155	211	168
Software costs	124	201	158
Total	279	412	326
Equivalent of balance at end of period			
Equipment and instruments	255	162	210
Software costs	226	140	183
Total	481	302	393
② Present value of future lease payment (Millions of Yen)			
Within 1 year	179	180	179
Over 1 year	310	132	223
Total	489	312	402
③ Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen)			
Lease charge paid	104	94	202
Depreciation equivalent	98	89	190
Interest equivalent	7	5	13
④ Calculation method for depreciation equivalent	Lease term is regarded as durable period and the residual value is regarded as zero.	Same as the left column.	Same as the left column.
⑤ Calculation method for interest equivalent	The difference between total amount of future lease payments and acquisition costs equivalent is regarded as interest equivalent that is allocated to the each of fiscal periods by interest method.	Same as the left column.	Same as the left column.

(Notes to the Securities in the Company's Possession)

The shares of the Company's subsidiary do not have market price for the first half of fiscal 2001 and 2002 and the year ended March 31, 2002.

(Per Share Information)

Per share information for the Non-Consolidated Company is omitted for the Company disclosed consolidated interim financial statements.

(Subsequent Event)

First half of fiscal 2002	First half of fiscal 2002	Year ended March 31, 2002
———	———	(Resolution on issuance of new share purchase rights) The ordinary general shareholders' meeting held on June 16, 2002 resolved issuance of new share purchase rights as stock options to the Company's directors and employees as follows. 1. Number of shares to be issued: 401,000 common stocks or less 2. Number of new-share purchase rights: 4,100 3. Price of new-share purchase rights: 0 Yen 4. Payment per share: 1.05 times average of daily closing price for the month prior to the month when the subscription rights are issued. If the price calculated as such is lower than the closing price of the prior day of the issuance date, the closing price substitute the calculated amount. 5. Period of exercise of rights: From July 15, 2005 to July 14, 2010 6. Detailed conditions will be set up on the stock option contract to be held between the Company and its employees. The number of shares and exercise prices will be adjusted to reflect issuance of new shares.

(2) Others

No relevant items.

Part 6 Other Additional Information

The Company has issued following documents from the first day of the first half of fiscal 2002 to the date of filing.

(1) Annual Securities Report Including Financial Statements under Japanese GAAP for the Year ended March 31, 2002 and its appendices

Filed to the Director of the Kanto Local Finance Bureau on June 17, 2002

(2) Extraordinary Report for Stock options

Filed to the Director of the Kanto Local Finance Bureau on June 18, 2002

(3) Amendment Report to the Extraordinary Report (Amendment for the report (2) above)

Filed to the Director of the Kanto Local Finance Bureau on June 28, 2002

(4) Amendment Report to the Annual Securities Report (Amendment for the report (1) above)

Filed to the Director of the Kanto Local Finance Bureau on July 9, 2002

(5) Report as to Acquisition of Its Own Shares by the Company

Filed to the Director of the Kanto Local Finance Bureau on August 6, September 2, October 2, November 5 and December 3, 2002.

Information on the Company's Surety Company

No relevant Items.

File No. 82-5215

Consolidated Financial Summary under Japanese GAAP
For the Nine Months Ended December 31, 2002

Date: January 29, 2003
Company name (code number): **Matsui Securities, Co., Ltd.** (8628)
Head Office: 1-20-7, Nihombashi, Chuo-ku, Tokyo 103-8253, Japan
Stock exchange listing (In Japan) Tokyo
Representative: Michio Matsui:
For inquiries: Toshihiro Takagi: Managing Director, Matsui Securities Co., Ltd.
TEL: +81-3-3281-3121
Application of US GAAP None

Consolidated financial summary for the nine months ended December 31, 2002

(1) Operating results

Note: All figures in the financial statements are rounded off to the nearest millionth.

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Nine months ended Dec. 31, 2002	10,325	11.3	9,424	12.7	2,800	(24.8)	2,792	(15.0)
Nine months ended Dec. 31, 2001	9,280		8,365		3,726		3,286	
Year ended Mar. 31, 2002	12,785		11,435		4,368		3,939	

	Net income		Earnings/share	Fully diluted earnings/share	Earnings/ shareholders' equity (yearly basis)
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)	(%)
Nine months ended Dec. 31, 2002	1,187	(22.3)	13.55	13.32	5.0
Nine months ended Dec. 31, 2001	1,529		21.12	20.73	10.2
Year ended Mar. 31, 2002	1,870		24.56	24.11	9.2

Note 1. Investment gain and loss on equity method: None
2. Average number of shares outstanding
Nine months ended Dec. 31, 2002: 87,610,849 shares
Nine months ended Dec. 31, 2001: 72,374,294 shares
Fiscal 2001: 76,131,268 shares
3. Change in accounting policies: None

(2) Financial positions

	Total assets (Millions of Yen)	Shareholders' equity (Millions of Yen)	Shareholders' equity ratio (%)	Shareholders' equity/share (Yen)
Nine months ended Dec. 31, 2002	167,895	31,806	18.9	363.04
Nine months ended Dec. 31, 2001	153,124	30,702	20.1	350.44
Year ended Mar. 31, 2002	187,606	31,124	16.6	355.25

Note: 1. Number of shares outstanding
December 31, 2002: 87,610,776 shares
December 31, 2001: 87,610,912 shares
March 31, 2002: 87,610,912 shares
2. Shareholders' equity ratio = Total shareholders' equity / Total liabilities and shareholders' equity

(3) Scope of consolidation and equity method

Consolidated subsidiaries:	1 company
Affiliates applicable of equity method:	None

(4) Change in scope of consolidation and equity method

Change in scope of consolidation and equity method:	None

Notice to readers:

The accompanying consolidated financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

The consolidated financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

An Outlook for Consolidated Operating Results for the Nine Months Ended December 31, 2002

Translation omitted.

Consolidated Balance Sheets

(Millions of Yen)

Item	December 31, 2001	December 31, 2002	March 31, 2002
(Assets)			
I Current Assets			
Cash and time deposits	7,154	1,613	7,472
Cash segregated as deposits	76,458	76,281	83,200
Trading assets	2	15	–
Net receivables arising from pre-settlement date trades	0	–	33
Margin account assets:	63,079	81,164	89,526
Loans receivable from customers	53,638	76,192	84,201
Cash deposits as collateral for securities borrowed from securities finance companies	9,441	4,972	5,324
Receivables from customers and others	46	90	5
Short-term guarantee deposits	1,066	2,650	2,245
Others	764	2,101	1,353
Allowance for doubtful accounts	(34)	(84)	(59)
Total current assets	148,534	163,831	183,774
II Fixed assets			
1 Tangible fixed assets	1,058	914	1,013
2 Intangible assets	2,139	2,071	1,397
Software costs	2,090	2,013	1,352
Others	49	57	45
3 Investments and others	1,393	1,079	1,421
Investment securities	878	827	1,053
Others	515	303	368
Allowance for doubtful accounts	–	(51)	–
Total fixed assets	4,590	4,064	3,832
Total assets	153,124	167,895	187,606

(Millions of Yen)

Item	December 31, 2001	December 31, 2002	March 31, 2002
(Liabilities)			
I Current liabilities			
Trading assets	2	–	–
Net payables from pre-settlement date trades	–	1	–
Margin account liabilities:	37,480	42,018	59,571
Loans from securities finance companies	14,354	23,413	38,420
Proceeds of securities sold on customers' accounts	23,126	18,605	21,151
Payables on collateralized securities transactions:	1,018	2,253	4,735
Cash deposits as collateral for securities loaned	1,018	2,253	4,735
Deposits received	32,532	34,393	39,113
Guarantee deposits received	47,587	48,447	48,535
Suspense account for undelivered securities	3	5	2
Short-term borrowings	602	5,720	512
Accrued income taxes	702	–	1,320
Accrued bonuses	82	68	111
Others	957	1,015	1,373
Total current liabilities	120,964	133,918	155,272
II Long-term liabilities			
Bond	500	500	500
Long-term borrowings	104	534	78
Accrued severance indemnities	211	–	–
Reserve for directors' retirement bonuses	–	291	–
Installment purchase obligation	224	–	143
Others	–	165	0
Total long-term liabilities	1,039	1,490	721
III Statutory reserves			
Reserve for securities transactions	418	681	488
Total statutory reserves	418	681	488
Total liabilities	122,421	136,089	156,482

(Millions of Yen)

Item	December 31, 2001	December 31, 2002	March 31, 2002
(Shareholders' equity)			
I Common stock	11,381	—	11,381
II Additional paid-in capital	9,230	—	9,230
III Retained earnings	9,970	—	10,311
IV Net unrealized gain on investments	122	—	203
V Treasury stock	(0)	—	(0)
Total shareholders' equitiy	30,702	—	31,124
I Common stock	—	11,381	—
II Capital reserves	—	9,230	—
III Earned surplus	—	11,219	—
IV Net unrealized gain on investment	—	(23)	—
V Treasury stock	—	(0)	—
Total shareholders' equity	—	31,806	—
Total liabilities and shareholders' equity	153,124	167,895	187,606

Note: The representation for the breakdown of shareholders' equity has been changed for the balance sheet as of December 31, 2002 pursuant to the revision of the "Regulations of Consolidated Financial Statements" (Ministry of Finance Ordinance No. 28, 1976).

Consolidated Statements of Income

(Millions of Yen)

Item	Nine Months ended December 31, 2001	Nine Months ended December 31, 2002	Year ended March 31, 2002
I Operating revenues			
Commissions	7,480	7,907	10,215
Net gain on trading	23	(14)	22
Interest and dividend income	1,776	2,432	2,549
Total operating revenues	9,280	10,325	12,785
II Interest expenses	915	902	1,350
Net operating revenues	8,365	9,424	11,435
III Selling, general and administrative expenses	4,639	6,623	7,067
Transaction related expenses	1,419	1,241	1,857
Employees' compensation and benefits	1,406	1,338	1,874
Occupancy and rental	586	542	799
Data processing and office supplies	666	1,915	964
Depreciation	458	1,418	1,437
Duties and taxes other than income taxes	25	20	29
Provision of allowance for doubtful account	–	75	7
Others	79	74	100
Operating income	3,726	2,800	4,368
IV Non-operating income	25	9	34
V Non-operating expenses	464	18	463
Ordinary income	3,286	2,792	3,939
VI Special profits	23	162	76
VII Special losses	346	881	421
Income before income taxes	2,963	2,073	3,595
Income taxes – current	1,490	685	2,108
Income taxes – deferred	(56)	200	(383)
Net income	1,529	1,187	1,870

(Supplementary Information)

A Summary of Quarterly Consolidated Statements of Income (for Nine Months Each)

(Millions of Yen)

Item	1Q Fiscal 2001 ('01. 4. 1 - '01. 6.30)	2Q Fiscal 2001 ('01. 7. 1 - '01. 9.30)	3Q Fiscal 2001 ('01.10. 1 - '01.12.31)	4Q Fiscal 2001 ('02. 1. 1 - '02. 3.31)	Total Fiscal 2001 ('01. 4. 1 - '02. 3.31)	1Q Fiscal 2002 ('02. 4. 1 - '02. 6.30)	2Q Fiscal 2002 ('02. 7. 1 - '02. 9.30)	3Q Fiscal 2002 ('02.10. 1 - '02.12.31)
Operating revenues	2,918	3,175	3,186	3,505	12,785	3,493	3,485	3,348
Commissions	2,427	2,448	2,606	2,734	10,215	2,777	2,588	2,542
Net gain on trading	12	6	5	(2)	22	0	(8)	(5)
Interest and dividend income	480	722	575	773	2,549	716	905	812
Interest expenses	191	412	312	435	1,350	245	329	328
Net gain on trading	2,728	2,763	2,874	3,070	11,435	3,248	3,156	3,020
Selling, general and administrative expenses	1,503	1,524	1,612	2,428	7,067	2,921	1,827	1,875
Transaction related expenses	487	485	447	439	1,857	429	409	403
Employees' compensation and benefits	477	433	496	468	1,874	480	427	432
Occupancy and rental	194	202	190	213	799	285	169	89
Data processing and office supplies	173	184	310	297	964	555	659	701
Depreciation	138	184	135	979	1,437	1,123	141	154
Duties and taxes other than income taxes	11	11	3	4	29	10	7	4
Provision of allowance for doubtful accounts	–	–	–	7	7	–	–	75
Others	23	25	31	20	100	39	16	18
Operating income	1,224	1,239	1,263	643	4,368	328	1,328	1,144
Non-operating income and expenses	9	(448)	(0)	10	(429)	(11)	3	(0)
Ordinary income	1,233	791	1,262	653	3,939	316	1,331	1,144
Special profits and losses	(76)	(169)	(79)	(21)	(345)	(344)	(278)	(98)
Income before income taxes	1,157	622	1,183	632	3,595	(27)	1,054	1,047
Income taxes – current	537	402	551	618	2,108	2	48	635
Income taxes – deferred	20	(92)	16	(327)	(383)	(12)	400	(188)
Net income	601	312	617	341	1,870	(18)	605	599

Non-Consolidated Financial Summary under Japanese GAAP
For the Nine Months Ended December 31, 2002

Date:	January 29, 2003
Company name (code number):	**Matsui Securities, Co., Ltd.** (8628)
Head Office:	1-20-7, Nihombashi, Chuo-ku, Tokyo 103-8253, Japan
Stock exchange listing	(In Japan) Tokyo
Representative:	Michio Matsui:
For inquiries:	Toshihiro Takagi: Managing Director, Matsui Securities Co., Ltd. TEL: +81-3-3281-3121
Shares for 1 Unit	100 shares

Non-consolidated financial summary for the nine months ended December 31, 2002

(1) Operating results

Note: All figures in the financial statements are rounded off to the nearest millionth.

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Nine months ended Dec. 31, 2002	10,325	11.3	9,424	12.7	2,791	(24.9)	2,782	(15.0)
Nine months ended Dec. 31, 2001	9,280		8,365		3,715		3,271	
Year ended Mar. 31, 2002	12,785		11,435		4,357		3,921	

	Net income		Earnings/share	Fully diluted earnings/share	Earnings/ shareholders' equity (yearly basis)
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)	(%)
Nine months ended Dec. 31, 2002	1,182	(22.2)	13.49	13.26	5.0
Nine months ended Dec. 31, 2001	1,520		21.00	20.61	10.1
Year ended Mar. 31, 2002	1,859		24.42	23.98	9.2

Note 1. Average number of shares outstanding
- Nine months ended Dec. 31, 2002: 87,610,849 shares
- Nine months ended Dec. 31, 2001: 72,374,294 shares
- Fiscal 2001: 76,131,268 shares

2. Change in accounting policies: None

(2) Financial positions

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity/share	Capital adequacy ratio
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)	(%)
Nine months ended Dec. 31, 2002	167,851	31,762	18.9	362.54	838.7
Nine months ended Dec. 31, 2001	153,082	30,666	20.0	350.02	1,018.2
Year ended Mar. 31, 2002	187,560	31,086	16.6	354.82	843.4

Note: 1. Number of shares outstanding
- December 31, 2002: 87,610,776 shares
- December 31, 2001: 87,610,912 shares
- March 31, 2002: 87,610,912 shares

2. Number of treasury stock outstanding
- December 31, 2002 304 shares
- December 31, 2001 168 shares
- March 31, 2002 168 shares

3. Shareholders' equity ratio = Total shareholders' equity / Total liabilities and shareholders' equity

Notice to readers:

The accompanying non-consolidated financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

The non-consolidated financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Non-Consolidated Balance Sheets

(Millions of Yen)

Item	December 31, 2001	December 31, 2002	March 31, 2002
(Assets)			
I Current assets			
Cash and time deposits	7,089	1,530	7,401
Cash segregated as deposits	76,458	76,281	83,200
Trading assets	2	15	–
Net receivables arising from pre-settlement date trades	0	–	33
Margin account assets:	63,079	81,164	89,526
Loans receivable from customers	53,638	76,192	84,201
Cash deposits as collateral for securities borrowed from securities finance companies	9,441	4,972	5,324
Receivables from customers and others	46	90	5
Short-term guarantee deposits	1,066	2,650	2,245
Others	758	2,095	1,347
Allowance for doubtful accounts	(34)	(84)	(59)
Total current assets	148,464	163,743	183,698
II Fixed assets			
1 Tangible fixed assets	702	566	660
2 Intangible assets	2,139	2,071	1,397
Software costs	2,090	2,013	1,352
Others	49	57	45
3 Investments and others	1,777	1,471	1,805
Investment securities	878	827	1,053
Shares of affiliated company	450	450	450
Others	449	245	302
Allowance for doubtful accounts	–	(51)	–
Total fixed assets	4,618	4,108	3,862
Total assets	153,082	167,851	187,560

(Millions of Yen)

Item	December 31, 2001	December 31, 2002	March 31, 2002
(Liabilities)			
I Current liabilities			
Trading assets	2	–	–
Net payables from pre-settlement date trades	–	1	–
Margin account liabilities	37,480	42,018	59,571
Loans from securities finance companies	14,354	23,413	38,420
Proceeds of securities sold on customers' accounts	23,126	18,605	21,151
Payables on collateralized securities transactions	1,018	2,253	4,735
Cash deposits as collateral for securities loaned	1,018	2,253	4,735
Deposits received	32,532	34,393	39,113
Guarantee deposits received	47,587	48,447	48,535
Suspense account for undelivered securities	3	5	2
Short-term borrowings	602	5,720	512
Accrued income taxes	698	–	1,314
Accrued bonuses	82	68	111
Others	955	1,014	1,371
Total current liabilities	120,959	133,918	155,265
II Long-term liabilities			
Bond	500	500	500
Long-term borrowings	104	534	78
Accrued severance indemnities	211	–	–
Reserve for directors' retirement indemnities	–	291	–
Installment purchase obligation	224	–	143
Others	–	165	–
Total long-term liabilities	1,039	1,490	721
III Statutory reserves			
Reserve for securities transactions	418	681	488
Total statutory reserves	418	681	488
Total liabilities	122,416	136,088	156,474

(Millions of Yen)

Item	December 31, 2001	December 31, 2002	March 31, 2002
(Shareholders' equity)			
I Common stock	11,381	—	11,381
II Additional paid-in capital	9,230	—	9,230
III Earned surplus reserve	159	—	159
IV Other retained earnings			
1 Voluntary reserves	4,250	—	4,250
Special purpose reserves	4,250	—	4,250
2 Unappropriated retained earnings	5,525	—	5,864
Total other retained earnings	9,775	—	10,114
V Net unrealized gain on investment	122	—	203
VI Treasury stock	(0)	—	(0)
Total shareholders' equity	30,666	—	31,086
I Common stock	—	11,381	—
II Capital reserves			
Additional paid-in capital	—	9,230	—
Total capital reserves	—	9,230	—
III Earned surplus			
1 Earned surplus reserves	—	159	—
2 Voluntary reserves	—	4,250	—
Special purpose reserves	—	4,250	—
3 Unappropriated retained earnings	—	6,767	—
Total earned surplus	—	11,175	—
IV Net unrealized gain on investment	—	(23)	—
V Treasury stock	—	(0)	—
Total shareholders' equity	—	31,762	—
Total liabilities and shareholders' equity	153,082	167,851	187,560

Note: The representation for the breakdown of shareholders' equity has been changed for the balance sheet as of December 31, 2002 pursuant to the revision of the "Regulations of Non-Consolidated Financial Statements" (Ministry of Finance Ordinance no. 59, 1963).

Non-Consolidated Statements of Income

(Millions of Yen)

Item	Nine months ended December 31, 2001	Nine months ended December 31, 2002	Year ended March 31, 2002
I Operating revenues			
Commissions	7,480	7,907	10,215
Net gain on trading	23	(14)	22
Interest and dividend income	1,776	2,432	2,549
Total operating revenues	9,280	10,325	12,785
II Interest expenses	915	902	1,350
Net operating revenues	8,365	9,424	11,435
III Selling, general and administrative expenses	4,650	6,633	7,079
Transaction related expenses	1,418	1,241	1,857
Employees' compensation and benefits	1,403	1,335	1,869
Occupancy and rental	613	567	833
Data processing and office supplies	666	1,915	964
Depreciation	451	1,412	1,427
Duties and taxes other than income taxes	19	15	22
Provision of allowance for doubtful account	–	75	7
Others	79	73	99
Operating income	3,715	2,791	4,357
IV Non-operating income	20	9	28
V Non-operating expenses	464	18	463
Ordinary income	3,271	2,782	3,921
VI Special profits	23	162	76
VII Special losses	346	881	421
Income before income taxes	2,948	2,063	3,576
Income taxes – current	1,484	682	2,100
Income taxes – deferred	(56)	200	(383)
Net income	1,520	1,182	1,859

Supplementary Information for Non-Consolidated Financial Summary

1. Commission Revenues

(1) Commission Revenues by Item

(Millions of Yen)

	Nine months ended December 31, 2002 (A)	Nine months ended December 31, 2001 (B)	Comparison (A) / (B)	Year ended March 31, 2002
Brokerage commission	7,378	7,015	105.2%	9,543
(Stocks)	7,308	6,980	104.7%	9,489
(Bonds)	–	1	–	1
(Beneficiary certificates)	64	35	183.5%	54
(Others)	6	–	–	–
Underwriting and selling	13	–	–	–
Subscription and distribution	15	146	10.3%	157
Others	501	319	157.3%	514
Total	7,907	7,480	105.7%	10,215

(2) Commission Revenues by Product

(Millions of Yen)

	Nine months ended December 31, 2002 (A)	Nine months ended December 31, 2001 (B)	Comparison (A) / (B)	Year ended March 31, 2002
Stocks	7,507	7,224	103.9%	9,798
Bonds	–	1	–	2
Beneficiary certificates	64	52	121.6%	73
Others	336	203	165.6%	342
Total	7,907	7,480	105.7%	10,215

2. Net Trading Gains

(Millions of Yen)

		Nine months ended December 31, 2002 (A)	Nine months ended December 31, 2001 (B)	Comparison (A) / (B)	Year ended March 31, 2002
Stocks		(14)	24	–	22
Bonds		0	(1)	–	(1)
	Bonds	–	(1)	–	(1)
	Others	0	–	–	–
Total		(14)	23	–	22

3. Stock Trading

(Millions of shares, Millions of Yen)

	Nine months ended December 31, 2002 (A)		Nine months ended December 31, 2001 (B)		Comparison (A) / (B)		Year ended March 31, 2002	
	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Total	9,599	4,327,047	9,261	4,051,252	103.7%	106.8%	12,797	5,520,103
(Proprietary trading)	8	7,302	30	27,393	27.4%	26.7%	34	33,934
(Brokerage)	9,591	4,319,745	9,232	4,023,859	103.9%	107.4%	12,763	5,486,170
Brokerage / Total	99.9%	99.8%	99.7%	99.3%			99.7%	99.4%
Brokerage commission per shares (Yen)	0.73		0.71				0.70	

4. Underwriting and Selling, Subscription and Distribution

(Millions of shares, Millions of Yen)

			Nine months ended December 31, 2002 (A)	Nine months ended December 31, 2001 (B)	Comparison (A) / (B)	Year ended March 31, 2002
Underwriting and Selling	Stocks	(Number of shares)	0	–	–	–
		(Value)	442	–	–	–
	Bonds	(Face value)	–	–	–	–
	Beneficiary certificates	(Face value)	–	–	–	–
	Commercial paper and others	(Face value)	–	–	–	–
Subscription and Distribution	Stocks	(Number of shares)	0	3	1.4%	3
		(Value)	942	4,256	22.1%	4,826
	Bonds	(Face value)	–	160	–	180
	Beneficiary certificates	(Face value)	211	3,511	6.0%	3,511
	Commercial paper and others	(Face value)	14	–	–	–

5. Capital Adequacy Ratio

(Millions of Yen)

			As of December 31, 2002	As of December 31, 2001	As of March 31, 2002
Tier I capital		(A)	31,762	30,544	30,604
Tier II capital	Net unrealized gain on investment		–	122	203
	Statutory reserves		680	418	488
	Allowance for doubtful accounts		83	34	59
	Subordinate debts		500	500	500
	Total	(B)	1,264	1,074	1,250
Assets to be deducted from equity capital		(C)	3,978	4,043	3,075
Equity capital after deduction	(A) + (B) − (C)	(D)	29,048	27,575	28,779
Risk	Market risk		78	90	111
	Counter party risk		1,746	1,351	1,903
	Basic risk		1,637	1,267	1,398
	Total	(E)	3,463	2,708	3,412
Capital Adequacy Ratio		(D) / (E)	838.7%	1,018.2%	843.4%

Note1: Capital adequacy ratio as of March 31, 2002 is calculated with appropriated retained earnings being deducted from Tier I capital. Amounts for December 31, 2002 are rounded down to the nearest millionth while those for December 31, 2001 and March 31, 2002 are rounded off to the nearest millionth.

A Summary of Quarterly Non-Consolidated Statements of Income (for Nine Months Each)

(Millions of Yen)

Item	1Q Fiscal 2001 ('01. 4. 1 - '01. 6.30)	2Q Fiscal 2001 ('01. 7. 1 - '01. 9.30)	3Q Fiscal 2001 ('01.10. 1 - '01.12.31)	4Q Fiscal 2001 ('02. 1. 1 - '02. 3.31)	Total Fiscal 2001 ('01. 4. 1 - '02. 3.31)	1Q Fiscal 2002 ('02. 4. 1 - '02. 6.30)	2Q Fiscal 2002 ('02. 7. 1 - '02. 9.30)	3Q Fiscal 2002 ('02.10. 1 - '02.12.31)
Operating revenues	2,918	3,175	3,186	3,505	12,785	3,493	3,485	3,348
Commissions	2,427	2,448	2,606	2,734	10,215	2,777	2,588	2,542
Net gain on trading	12	6	5	(2)	22	0	(8)	(5)
Interest and dividend income	480	722	575	773	2,549	716	905	812
Interest expenses	191	412	312	435	1,350	245	329	328
Net gain on trading	2,728	2,763	2,874	3,070	11,435	3,248	3,156	3,020
Selling, general and administrative expenses	1,505	1,529	1,615	2,429	7,079	2,921	1,832	1,880
Transaction related expenses	487	485	447	439	1,857	429	409	403
Employees' compensation and benefits	476	432	494	466	1,869	477	426	432
Occupancy and rental	203	211	199	220	833	292	177	97
Data processing and office supplies	173	184	310	297	964	555	659	701
Depreciation	136	182	133	977	1,427	1,121	139	152
Duties and taxes other than income taxes	8	10	2	3	22	7	6	2
Provision of allowance for doubtful accounts	–	–	–	7	7	–	–	75
Others	23	25	31	20	99	39	16	18
Operating income	1,222	1,234	1,259	641	4,357	327	1,324	1,139
Non-operating income and expenses	7	(449)	(2)	9	(435)	(12)	2	1
Ordinary income	1,230	785	1,257	650	3,921	315	1,326	1,140
Special profits and losses	(76)	(169)	(79)	(21)	(345)	(343)	(278)	(98)
Income before income taxes	1,154	616	1,178	629	3,576	(28)	1,049	1,042
Income taxes – current	536	400	549	616	2,100	2	47	634
Income taxes – deferred	20	(92)	16	(327)	(383)	(12)	400	(188)
Net income	598	308	613	339	1,859	(18)	603	597

7. Operational information for Netstock

First half of fiscal 1999

	Apr. 1999	May 1999	Jun. 1999	Jul. 1999	Aug. 1999	Sep. 1999
Number of Netstock accounts (Change)	4,097 (854)	5,226 (1,129)	6,401 (1,175)	8,679 (2,278)	10,586 (1,907)	13,286 (2,700)
Number of Netstock margin accounts (Change)	427 (68)	531 (104)	651 (120)	803 (152)	1,067 (264)	1,418 (351)
Number of share trades via Netstock	14,569	12,455	20,139	26,819	28,068	39,609
Total value of shares traded via Netstock (Millions of Yen)	11,434	9,561	17,989	27,287	26,995	38,689

Second half of fiscal 1999

	Oct. 1999	Nov. 1999	Dec. 1999	Jan. 2000	Feb. 2000	Mar. 2000
Number of Netstock accounts (Change)	18,085 (4,799)	20,823 (2,738)	22,714 (1,891)	24,815 (2,101)	27,577 (2,762)	29,768 (2,191)
Number of Netstock margin accounts (Change)	2,987 (1,569)	3,681 (694)	4,136 (455)	4,539 (403)	5,007 (468)	5,453 (446)
Number of share trades via Netstock	94,385	146,952	141,655	153,773	181,408	211,176
Total value of shares traded via Netstock (Millions of Yen)	92,902	170,220	163,266	180,021	234,337	248,548

First half of fiscal 2000

	Apr. 2000	May 2000	Jun. 2000	Jul. 2000	Aug. 2000	Sep. 2000
Number of Netstock accounts (Change)	30,226 (458)	30,856 (630)	31,842 (986)	32,739 (897)	34,206 (1,467)	35,118 (912)
Number of Netstock margin accounts (Change)	5,847 (394)	6,239 (392)	6,780 (541)	7,470 (690)	8,201 (731)	8,780 (579)
Number of share trades via Netstock	190,054	195,546	244,315	230,677	238,915	237,761
Total value of shares traded via Netstock (Millions of Yen)	202,550	211,881	242,515	232,400	257,194	235,491

Second half of fiscal 2000

	Oct. 2000	Nov. 2000	Dec. 2000	Jan. 2001	Feb. 2001	Mar. 2001
Number of Netstock accounts (Change)	35,638 (520)	36,649 (1,011)	38,017 (1,368)	39,518 (1,501)	42,397 (2,879)	45,353 (2,956)
Number of Netstock margin accounts (Change)	9,052 (272)	9,552 (500)	9,990 (438)	10,141 (151)	10,896 (755)	11,607 (711)
Number of share trades via Netstock	266,295	289,533	333,601	329,181	374,035	522,513
Total value of shares traded via Netstock (Millions of Yen)	251,411	252,883	277,347	283,804	301,900	426,629

First half of fiscal 2001

	Apr. 2001	May 2001	Jun. 2001	Jul. 2001	Aug. 2001	Sep. 2001
Number of Netstock accounts (Change)	48,153 (2,800)	51,396 (3,243)	53,910 (2,514)	57,715 (3,805)	60,278 (2,563)	63,100 (2,822)
Number of Netstock margin accounts (Change)	12,203 (596)	12,873 (670)	13,672 (799)	14,399 (727)	15,209 (810)	16,417 (1,208)
Number of share trades via Netstock	544,373	575,337	449,917	430,793	554,559	521,489
Total value of shares traded via Netstock (Millions of Yen)	474,530	538,348	396,759	364,249	462,512	413,319

Second half of fiscal 2001

	Oct. 2001	Nov. 2001	Dec. 2001	Jan. 2002	Feb. 2002	Mar. 2002
Number of Netstock accounts (Change)	65,772 (2,672)	67,104 (1,332)	68,366 (1,262)	70,238 (1,872)	72,292 (2,054)	74,106 (1,814)
Number of Netstock margin accounts (Change)	17,575 (1,158)	18,344 (769)	18,999 (655)	19,711 (712)	20,337 (626)	20,919 (582)
Number of share trades via Netstock	613,945	572,121	553,366	516,670	570,464	773,679
Total value of shares traded via Netstock (Millions of Yen)	502,760	471,598	397,715	369,197	427,763	672,706

First half of fiscal 2002

	Apr. 2002	May 2002	Jun. 2002	Jul. 2002	Aug. 2002	Sep. 2002
Number of Netstock accounts (Change)	75,638 (1,532)	77,265 (1,627)	79,226 (1,961)	81,087 (1,861)	82,671 (1,584)	84,018 (1,347)
Number of Netstock margin accounts (Change)	21,471 (552)	21,871 (400)	22,250 (379)	22,797 (547)	23,297 (500)	23,614 (317)
Number of share trades via Netstock	622,829	616,338	519,679	620,032	544,769	495,589
Total value of shares traded via Netstock (Millions of Yen)	533,392	563,826	469,025	543,582	450,273	416,549

Second half of fiscal 2002

	Oct. 2002	Nov. 2002	Dec. 2002
Number of Netstock accounts (Change)	85,325 (1,307)	86,619 (1,294)	87,922 (1,303)
Number of Netstock margin accounts (Change)	23,933 (319)	24,181 (248)	24,431 (250)
Number of share trades via Netstock	593,425	606,211	493,275
Total value of shares traded via Netstock (Millions of Yen)	498,520	487,966	385,187

File No. 82-5215

<u>(Summary translation)</u>

Report as to Acquisition of Its Own Shares By the Company In February 2003

(From February 1, 2003 through February 28, 2003)

Matsui Securities Co., Ltd.

1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Filed to the Director of the Kanto Local Finance Bureau

On March 6, 2003

Target Shares: Common Stock

1 Status of Acquisition

(1) Status of purchase resolved by the general shareholders' meeting

As of February 28, 2003

	Number of shares		Total amount (Yen)
Resolution of the general shareholders' meeting (Resolved on June 16, 2002)	1,000,000		1,400,000,000
Acquisition during the report month (Date of acquisition)	–	–	–
Total	–	–	
Accumulated number of treasury stock acquired as of the end of report month	–		–
Percentage of accumulated number of treasury stock acquired to the total number of shares resolved	–		–

Note 1: The "treasury stock" in this table excludes odd-lot shares purchased by the Company to reply the request from shareholders of these odd-lot shares.

Note 2: The number of shares resolved by the general shareholders' meeting according to the Article 210, Item 1 of the Commercial Code is 1.1% of the total number of shares outstanding as of the date of resolution.

(2) Status of purchase from the Company's subsidiary

No relevant item.

(3) Status of purchase of the treasury stock for retirement by the revaluation surplus for land

No relevant item.

2 Status of Disposition

No relevant item.

3 Status of Holding

As of February 28, 2003

	Number of shares
Total shares outstanding	87,924,101
Treasury stock held by the Company	–
Treasury stock held by the Company for the retirement by the revaluation surplus for land	–

Note: The "treasury stock" in this table excludes odd-lot shares purchased by the Company to reply the request from shareholders of these odd-lot shares.